UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 21, 2023

LINKBANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-41505	82-5130531
(State or Other Jurisdiction) of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1250 Camp Hill Bypass, Suite 202, Camp Hill, Pennsylvania	17011
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 569-2265

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On February 22, 2023, LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), and Partners Bancorp, a Maryland corporation (“Partners”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Partners will merge with and into LINK, with LINK as the surviving entity (the “Merger”). The Merger Agreement further provides that immediately following the Merger, The Bank of Delmarva, a Delaware chartered bank and a wholly-owned subsidiary of Partners (“TBOD”), will merge with and into LINKBANK, a Pennsylvania chartered bank and a wholly-owned Subsidiary of LINK, with LINKBANK as the surviving bank (the “TBOD Bank Merger”). The Merger Agreement also provides that immediately following the TBOD Bank Merger, Virginia Partners Bank, a Virginia chartered bank and a wholly-owned subsidiary of Partners (“VPB”), will merge with and into LINKBANK, with LINKBANK as the surviving bank (the “VPB Bank Merger” and, together with the Merger and the TBOD Bank Merger, the “Transaction”). The Merger Agreement was unanimously approved by the board of directors of each of LINK and Partners.

Merger Consideration

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Partners (“Partners Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by Partners or LINK, will be converted into the right to receive 1.150 of shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of LINK (“LINK Common Stock”). Holders of Partners Common Stock will receive cash in lieu of fractional shares. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

Treatment of Partners’ Equity Awards

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, (i) each option to purchase shares of Partners Common Stock under the Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (the “Partners Stock Plans”) outstanding immediately prior to the Effective Time will be converted into an option to purchase a certain number of shares of LINK Common Stock and (ii) each outstanding share of Partners Common Stock subject to a restricted stock award under the Partners Stock Plans prior to the date of the Merger Agreement, whether vested or unvested, will be cancelled and converted automatically into the right to receive the Merger Consideration.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, LINK will take all actions necessary to adopt certain amendments to the bylaws of LINK (the “LINK Bylaws Amendment”) regarding governance matters. Effective as of the Effective Time, and in accordance with the LINK Bylaws Amendment, the number of directors that will comprise the full boards of directors of LINK and LINKBANK will be 22, of which (i) twelve will be directors of LINK immediately prior to the Effective Time (the “LINK Continuing Directors”) and (ii) ten will be directors of Partners immediately prior to the Effective Time (“Partners Continuing Directors”). In addition, all 22 directors will be appointed to the board of directors of the surviving corporation for terms to expire at LINK’s next annual meeting of shareholders and will be nominated to serve for two terms. For two years, any vacancies in LINK Continuing Directors will be generally filled by the remaining LINK Continuing Directors and any vacancies in Partners Continuing Directors will be generally filled by the remaining Partners Continuing Directors. The current Chairman of Partners will become the Vice Chairman of the surviving corporation and surviving bank upon completion of the Merger and will become the Chairman of the surviving corporation and surviving bank in September 2024 (or such earlier date as of which the current Chairman ceases for any reason to serve as Chairman of the surviving corporation or surviving bank). The LINK Bylaws Amendment may be amended or waived by the approval of at least eighty percent (80%) of the members of the surviving corporation’s board of directors then in office. The Merger Agreement provides that, following the Transaction, the headquarters of the surviving corporation and the surviving bank will remain located in Camp Hill, Pennsylvania and the name of the surviving corporation and the surviving bank will remain LINKBANCORP, Inc. and LINKBANK, respectively.

In connection with the Merger Agreement, LINK and LINKBANK have entered into employment agreements with the following executive officers of Partners: John W. Breda, President and Chief Executive Officer of Partners; Adam G. Nalls, Executive Vice President and Chief Operating Officer of VPB; David A. Talebian, President of VPB; and Wallace N. King, Sr., Executive Vice President and Chief Lending Officer of VPB. The employment agreements become effective contingent upon the completion of the Transaction.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both LINK and Partners, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of LINK, its obligation to call a meeting of its shareholders to approve the Merger Agreement and the amendment to the LINK articles of incorporation to increase the number of authorized shares of LINK Common Stock (“Charter Amendment”), subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Merger Agreement and the Charter Amendment, (iii) in the case of Partners, its obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Merger Agreement, and (iv) each party’s non-solicitation obligations related to alternative acquisition proposals. LINK and Partners have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the Partners shareholders, (ii) approval of the Merger Agreement and Charter Amendment by the requisite vote of the LINK shareholders, (iii) authorization for listing on NASDAQ of the shares of LINK Common Stock to be issued in the Merger, subject to official notice of issuance, (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking and Securities, the Delaware Office of the State Bank Commissioner and the Virginia Bureau of Financial Institutions, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation of the Merger and its subsidiaries, taken as a whole, after giving effect to the Merger, the TBOD Bank Merger, and the VPB Bank Merger, (v) effectiveness of the registration statement on Form S-4 for the LINK Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the TBOD Bank Merger, the VPB Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the TBOD Bank Merger, the VPB Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both LINK and Partners and further provides that a termination fee of $6.5 million will be payable by either LINK or Partners, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding LINK or Partners, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding LINK, Partners, their respective affiliates or their respective businesses, the Merger Agreement, the Merger, the TBOD Bank Merger and the VPB Bank Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of LINK and Partners and a prospectus of LINK, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of LINK and Partners makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Voting and Support Agreements

Simultaneously with the execution of the Merger Agreement, LINK entered into Voting and Support Agreements (the “Partners Voting Agreements”) with each of the directors on the board of Partners, as a shareholder party to a Partner Voting Agreement, has agreed, among other things, to vote shares of Partners’ common stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Partners in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The Partners Voting Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Furthermore, simultaneously with the execution of the Merger Agreement, Partners entered into Voting and Support Agreements (the “LINK Voting Agreements”) with each of the directors on the board of LINK. Each LINK director, as a shareholder party to a LINK Voting Agreement, has agreed, among other things, to vote shares of LINK’s common stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement, the Charter Amendment and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LINK in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The LINK Voting Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Partners Voting Agreements and LINK Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Partners Voting Agreements and LINK Voting Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities

On February 21, 2023, LINK entered into an Investment Agreement with certain directors of LINK as well as other accredited investors under which it issued and sold 1,282,052 shares of its common stock, par value $0.01, at a price of $7.80 per share. The shares were issued on February 21, 2023, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D of the rules and regulations promulgated thereunder. The offering resulted in gross proceeds of $10.0 million. There were no underwriting discounts or commissions.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 22, 2023, in connection with entering into the Merger Agreement, LINK and LINKBANK approved and adopted amendments to the employment agreements for, and with the consent of each of Andrew Samuel, Chief Executive Officer, Carl Lundblad, President, and Brent Smith, Executive Vice President of LINK and President of LINKBANK. The amendments provide that the Transaction will not be considered a change in control to the extent that in the event of a change in control the executive would be entitled to enhanced severance benefits.

In addition, the above executive officers waived the acceleration on a change in control of stock options granted under the LINKBANCORP 2019 Equity Incentive Plan.

LINKBANK also approved and adopted an amendment to the supplemental executive retirement plan (the “SERP”) for, and with the consent of, Mr. Samuel. The amendment provides that the Transaction will not constitute a change in control under the SERP.

The foregoing description of the amendments and waivers does not purport to be complete and is qualified in its entirety by reference to the Form of Amendment to the Executive Employment Agreement, Form of Waiver of Accelerated Vesting Upon a Change in Control, and the Amendment to the Supplemental Retirement Plan Agreement for Andrew Samuel, attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively.

Item 7.01	Regulation FD Disclosure

In connection with the announcement of the Merger Agreement, LINK and Partners intend to provide supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.3 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth in such filing.

Item 8.01	Other Events

On February 22, 2023, LINK and Partners issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. None.

(b)	Pro forma financial information. None.

(c)	Shell company transactions: None.

(d)	Exhibits.

2.1	Agreement and Plan of Merger, dated February 22, 2023, by and between LINKBANCORP, Inc. and Partners Bancorp*

10.1	Form of Amendment to the Executive Employment Agreement

10.2	Form of Waiver of Accelerated Vesting Upon a Change in Control

10.3	Amendment to the Supplemental Retirement Plan Agreement for Andrew Samuel

99.1	Form of Voting and Support Agreement, dated February 22, 2023, by and between LINKBANCORP, Inc. and certain shareholders of Partners Bancorp

99.2	Form of Voting and Support Agreement, dated February 22, 2023, by and between Partners Bancorp and certain shareholders of LINKBANCORP, Inc.

99.3	Investor Presentation

99.4	Joint Press Release dated February 22, 2023

104	Cover Page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

*

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. LINKBANCORP, Inc. agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of LINK and Partners regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; LINK and Partners do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of LINK and Partners. Such statements are based upon the current beliefs and expectations of the management of LINK and Partners and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners; the outcome of any legal proceedings that may be instituted against LINK or Partners; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of LINK and Partners to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where LINK and Partners do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Partners’ operations and those of LINK; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; LINK’s and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by LINK’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of LINK and Partners; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on LINK, Partners and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of LINK’s and Partners’ Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of LINK’s and Partners’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and other reports LINK and Partners file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, LINK will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of LINK and Partners, which also constitutes a prospectus of LINK, that will be sent to shareholders of LINK and shareholders of Partners seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITYHOLDERS OF LINK AND PARTNERS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTIONWITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINK, PARTNERS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about LINK and Partners, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’s website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Partners will be made available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.”

Participants in Solicitation

LINK, Partners, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding LINK’s directors and executive officers is available in its Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 22, 2022, and certain other documents filed by LINK with the SEC. Information regarding Partners’ directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on November 2, 2022, and certain other documents filed by Partners with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LINKBANCORP, INC.

DATE: February 22, 2023	By:	/s/ Carl D. Lundblad
Carl D. Lundblad
President

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

LINKBANCORP, INC.

and

PARTNERS BANCORP

Dated as of February 22, 2023

TABLE OF CONTENTS

ARTICLE I THE MERGER

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	3
1.5	Conversion of Partners Common Stock	3
1.6	Treatment of Partners Equity Awards	4
1.7	Articles of Incorporation of Surviving Corporation	5
1.8	Bylaws of Surviving Corporation	5
1.9	Directors and Officers of Surviving Corporation	5
1.10	Tax Consequences	5
1.11	LINK Stock	5
1.12	Bank Mergers	6
1.13	Charter Amendment	6

ARTICLE II EXCHANGE OF SHARES

2.1	LINK to Make Merger Consideration Available	6
2.2	Exchange of Shares	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARTNERS

3.1	Corporate Organization	9
3.2	Capitalization	11
3.3	Authority; No Violation	12
3.4	Consents and Approvals	13
3.5	Reports	14
3.6	Financial Statements	15
3.7	Broker’s Fees	17
3.8	Absence of Certain Changes or Events	17
3.9	Legal Proceedings	17
3.10	Taxes and Tax Returns	18
3.11	Employees and Employee Benefit Plans	19
3.12	Compliance with Applicable Law	23
3.13	Certain Contracts	24
3.14	Agreements with Regulatory Agencies	26
3.15	Risk Management Instruments	26

-i-

3.16	Environmental Matters	27
3.17	Investment Securities and Commodities	27
3.18	Real Property	28
3.19	Intellectual Property; Company Systems	29
3.20	Related Party Transactions	30
3.21	State Takeover Laws	30
3.22	Reorganization	31
3.23	Opinion	31
3.24	Partners Information	31
3.25	Loan Portfolio	31
3.26	Insurance	33
3.27	Subordinated Indebtedness	33
3.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	33
3.29	No Other Representations or Warranties	33

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF LINK

4.1	Corporate Organization	34
4.2	Capitalization	35
4.3	Authority; No Violation	36
4.4	Consents and Approvals	37
4.5	Reports	38
4.6	Financial Statements	39
4.7	Broker’s Fees	40
4.8	Absence of Certain Changes or Events	41
4.9	Legal Proceedings	41
4.10	Taxes and Tax Returns	41
4.11	Employees and Employee Benefit Plans	42
4.12	Compliance with Applicable Law	46
4.13	Certain Contracts	47
4.14	Agreements with Regulatory Agencies	48
4.15	Risk Management Instruments	48
4.16	Environmental Matters	49
4.17	Investment Securities and Commodities	49
4.18	Real Property	49
4.19	Intellectual Property; Company Systems	50
4.20	Related Party Transactions	51
4.21	State Takeover Laws	52
4.22	Reorganization	52
4.23	Opinion	52
4.24	LINK Information	52
4.25	Loan Portfolio	52
4.26	Insurance	54
4.27	Subordinated Indebtedness	54
4.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	54
4.29	No Other Representations or Warranties	54

-ii-

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	55
5.2	Partners Forbearances	55
5.3	LINK Forbearances	59

ARTICLE VI ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	62
6.2	Access to Information; Confidentiality	63
6.3	Non-Control	64
6.4	Shareholder Approvals	64
6.5	Legal Conditions to Merger	66
6.6	Stock Exchange Listing	67
6.7	Employee Matters	67
6.8	Indemnification; Directors’ and Officers’ Insurance	70
6.9	Additional Agreements	71
6.10	Advice of Changes	71
6.11	Dividends	72
6.12	Litigation	72
6.13	Corporate Governance	72
6.14	Acquisition Proposals	73
6.15	Public Announcements	75
6.16	Change of Method	75
6.17	Restructuring Efforts	76
6.18	Takeover Statutes	76
6.19	Treatment of Partners Debt	76
6.20	Operating Functions	76
6.21	Exemption from Liability under Section 16(b)	76

ARTICLE VII CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	77
7.2	Conditions to Obligations of LINK	78
7.3	Conditions to Obligations of Partners	79

-iii-

ARTICLE VIII TERMINATION AND AMENDMENT

8.1	Termination	81
8.2	Effect of Termination	82

ARTICLE IX GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	83
9.2	Amendment	83
9.3	Extension; Waiver	83
9.4	Expenses	84
9.5	Notices	84
9.6	Interpretation	85
9.7	Counterparts	86
9.8	Entire Agreement	86
9.9	Governing Law; Jurisdiction	86
9.10	Waiver of Jury Trial	86
9.11	Assignment; Third-Party Beneficiaries	87
9.12	Specific Performance	87
9.13	Severability	87
9.14	Confidential Supervisory Information	88
9.15	Delivery by Electronic Transmission	88

Exhibit A – TBOD Bank Merger Agreement

Exhibit B – VPB Bank Merger Agreement

Exhibit C – Form of Partners Support Agreement

Exhibit D – Form of LINK Support Agreement

Exhibit E – Form of LINK Bylaws Amendment

Exhibit F – Corporate Governance

Exhibit G – Form of Charter Amendment

-iv-

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	75
affiliate	86
Agreement	1
Bank Merger Agreements	1
Bank Merger Certificates	6
Bank Mergers	1
BHC Act	9
BOLI	33
Borrower	32
business day	86
CARES Act	17
Certificates of Merger	3
Charter Amendment	6
Chosen Courts	87
Closing	2
Closing Date	2
Code	2
Confidentiality Agreement	65
Continuing Employees	68
DE Bank Commissioner	14
DIF	10
DOL	21
Effective Time	3
Enforceability Exceptions	13
Environmental Laws	27
ERISA	20
Exchange Act	17
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	3
FDIC	10
Federal Reserve Board	14
GAAP	9
Governmental Entity	15
Intellectual Property	30
IRS	20
Joint Proxy Statement	14
knowledge	86
Laws	24
Liens	12
LINK	1
LINK Articles	5
LINK Benefit Plans	43

-v-

LINK Board Recommendation	66
LINK Bylaws	5
LINK Bylaws Amendment	5
LINK Common Stock	3
LINK Continuing Directors	73
LINK Contract	48
LINK Disclosure Schedule	34
LINK Equity Awards	36
LINK ERISA Affiliate	43
LINK Leased Real Property	50
LINK Meeting	65
LINK Owned Properties	50
LINK Preferred Stock	36
LINK PTO Policy	70
LINK Qualified Plans	44
LINK Real Estate Leases	50
LINK Regulatory Agreement	49
LINK Reports	39
LINK Stock Options	36
LINK Stock Plans	36
LINK Subsidiary	35
LINK Support Agreements	2
LINK Systems	51
LINK Warrants	36
LINKBANK	1
Litigation	73
Loan Participation	32
Loans	32
Maryland SDAT	3
Material Adverse Effect	9
Materially Burdensome Regulatory Condition	64
MD OCFR	14
Merger	1
Merger Consideration	3
MGCL	2
Multiemployer Plan	21
Multiple Employer Plan	21
NASDAQ	8
New Certificates	6
New Jersey Department	14
New Plans	69
Old Certificate	3
Pandemic	10
Pandemic Measures	10
Partners	1
Partners Benefit Plans	20

-vi-

Partners Board Recommendation	66
Partners Common Stock	3
Partners Continuing Directors	73
Partners Contract	26
Partners Disclosure Schedule	9
Partners Equity Awards	4
Partners Equity Plans	4
Partners ERISA Affiliate	20
Partners Indemnified Parties	71
Partners Insiders	78
Partners Leased Real Property	29
Partners Meeting	65
Partners Owned Properties	28
Partners PTO Policies	70
Partners Qualified Plans	21
Partners Real Estate Leases	29
Partners Regulatory Agreement	27
Partners Reports	15
Partners Restricted Stock Award	4
Partners Series A Preferred Stock	11
Partners Series B Preferred Stock	11
Partners Stock Option	4
Partners Subsidiary	11
Partners Support Agreements	2
Partners Systems	30
PBCL	2
PBGC	21
PDOBS	14
Pennsylvania Department	3
Permitted Encumbrances	28
person	86
Piper Sandler	18
Premium Cap	72
PTO	70
Recommendation Change	66
Regulatory Agencies	15
Representatives	74
Requisite LINK Vote	37
Requisite Partners Vote	13
Requisite Regulatory Approvals	63
Restrictive Covenant	23
Riegle-Neal Act	14
S-4	14
Sarbanes-Oxley Act	16
SEC	14
Securities Act	15

-vii-

Significant Subsidiaries	10
SRO	15
Stephens	41
Subsidiary	10
Superior Proposal	75
Surviving Corporation	1
Takeover Statutes	31
Tax	19
Tax Return	20
Taxes	19
TBOD	1
TBOD Bank Merger	1
TBOD Bank Merger Agreement	1
Terminated Plans	70
Termination Date	81
Termination Fee	83
Total Borrower Commitment	32
VA BFI	14
VPB	1
VPB Bank Merger	1
VPB Bank Merger Agreement	1

-viii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 22, 2023 (this “Agreement”), by and between LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”) and Partners Bancorp, a Maryland corporation (“Partners”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of LINK and Partners have determined that it is in the best interests of their respective companies and their shareholders, as applicable, to consummate the strategic business combination transaction provided for herein, pursuant to which Partners will, subject to the terms and conditions set forth herein, merge with and into LINK (the “Merger”), so that LINK is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, immediately following the consummation of the Merger, The Bank of Delmarva, a Delaware chartered bank and a wholly-owned direct Subsidiary of Partners (“TBOD”), will merge (the “TBOD Bank Merger”) with and into LINKBANK, a Pennsylvania bank and a wholly-owned Subsidiary of LINK (“LINKBANK”), so that LINKBANK is the surviving entity in the TBOD Bank Merger and is a wholly-owned direct Subsidiary of LINK, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between LINKBANK and TBOD, and attached hereto as Exhibit A (the “TBOD Bank Merger Agreement”);

WHEREAS, immediately following the consummation of the TBOD Bank Merger, Virginia Partners Bank, a Virginia chartered bank and a wholly-owned direct Subsidiary of Partners (“VPB”), will merge (the “VPB Bank Merger”, and together with the TBOD Bank Merger, the “Bank Mergers”) with and into LINKBANK, so that LINKBANK is the surviving entity in the VPB Bank Merger and is a wholly-owned direct Subsidiary of LINK, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between LINKBANK and VPB, and attached hereto as Exhibit B (the “VPB Bank Merger Agreement” and together with the TBOD Bank Merger Agreement, the “Bank Merger Agreements”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of LINK and Partners have approved this Agreement and the transactions contemplated hereby and, in the case of LINK, have directed that this Agreement be submitted to a vote of its shareholders for approval and to recommend that its shareholders approve this Agreement and, in the case of Partners, have directed that this Agreement be submitted to a vote of its shareholders for approval and have recommended that its shareholders approve this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for LINK to enter into this Agreement, all of the directors of Partners have entered into separate Voting and Support Agreements with LINK, substantially in the form attached hereto as Exhibit C (collectively, the “Partners Support Agreements”) in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Partners to enter into this Agreement, all of the directors of LINK have entered into separate Voting and Support Agreements with Partners, substantially in the form attached hereto as Exhibit D (collectively, the “LINK Support Agreements”) in connection with the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Partners shall merge with and into LINK. LINK shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. Upon consummation of the Merger, the separate corporate existence of Partners shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents at 10:00 a.m., New York City time, on the last business day of the first month in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as LINK and Partners may mutually agree in writing after all of such conditions have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

1.3 Effective Time. The Merger shall become effective as set forth in the statement of merger to be filed with the Department of State of the Commonwealth of Pennsylvania (the “Pennsylvania Department”) and the articles of merger to be filed with the Maryland State Department of Assessments and Taxation (the “Maryland SDAT”), respectively, on the Closing Date (the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the PBCL, MGCL and this Agreement.

1.5 Conversion of Partners Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of LINK, Partners or the holder of any securities of LINK or Partners:

(a) Subject to Section 2.2(e), each share of the common stock, $0.01 par value, of Partners (the “Partners Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Partners Common Stock owned by Partners as treasury shares or owned by LINK or Partners (in each case other than shares of Partners Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted), shall be converted into the right to receive 1.150 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, $0.01 par value, of LINK (the “LINK Common Stock”).

(b) All of the shares of Partners Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Partners Common Stock) previously representing any such shares of Partners Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of LINK Common Stock which such shares of Partners Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of LINK Common Stock or Partners Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give LINK and the holders of Partners Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Partners or LINK to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Partners Common Stock owned by Partners as treasury shares or owned by Partners or LINK (in each case other than shares of Partners Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted) shall be cancelled and shall cease to exist and no LINK Common Stock or other consideration shall be delivered in exchange therefor.

1.6 Treatment of Partners Equity Awards.

(a) At the Effective Time, each option granted by Partners to purchase shares of Partners Common Stock under each of Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (collectively, the “Partners Equity Plans”) or otherwise, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Partners Stock Option”) shall automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Partners Common Stock and shall be converted into an option to purchase a number of shares of LINK Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Partners Common Stock subject to such Partners Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Partners Common Stock of such Partners Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of LINK Common Stock purchasable pursuant to the Partners Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Partners Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of LINK Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Partners Stock Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners Stock Option immediately prior to the Effective Time.

(b) Except as otherwise agreed between Partners and LINK, at or immediately prior to the Effective Time, all restricted stock awards in respect of a share of Partners Common Stock under the Partners Equity Plans (each, a “Partners Restricted Stock Award” and together with Partners Stock Options, the “Partners Equity Awards”) which are outstanding as of the date hereof, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest (subject to applicable Taxes required to be withheld, if any, with respect to such vesting) and shall be converted into, and become exchanged for the Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners Common Stock in accordance with Section 1.5(a). Except as otherwise agreed between Partners and LINK, each Partners Restricted Stock Award granted after the date hereof and which is outstanding as of the Effective Time shall be converted into Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners Common Stock in accordance with Section 1.5(a), except that such share shall remain subject to the same restrictions as to transferability and forfeiture set forth in the applicable award agreement.

(c) At or prior to the Effective Time, Partners, the Board of Directors of Partners or the compensation committee of the Board of Directors of Partners, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Partners Equity Awards consistent with the provisions of this Section 1.6 and (ii) cease any further grants under the Partners Equity Plans following the Effective Time.

1.7 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation of LINK (the “LINK Articles”), as in effect immediately prior to the Effective Time and as amended by the Charter Amendment, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

1.8 Bylaws of Surviving Corporation. Prior to the Closing Date, LINK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINK (the “LINK Bylaws”) substantially in the form set forth in Exhibit E attached hereto, effective as of the Effective Time (the “LINK Bylaws Amendment”). At the Effective Time, the LINK Bylaws, as amended by the LINK Bylaws Amendment, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.9 Directors and Officers of Surviving Corporation. Following the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth in Section 6.13 of this Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.11 LINK Stock. At and after the Effective Time, each share of LINK Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of LINK Common Stock and shall not be affected by the Merger.

1.12 Bank Mergers. Immediately following the consummation of the Merger, LINKBANK, TBOD and VPB will consummate the Bank Mergers under which (i) TBOD will merge with and into LINKBANK pursuant to the TBOD Bank Merger Agreement and (ii) immediately thereafter, VPB will merge with and into LINKBANK pursuant to the VPB Bank Merger Agreement. LINKBANK shall be the surviving bank in each of the Bank Mergers and, following the applicable Bank Merger, the separate corporate existence of each of TBOD and VPB shall cease. The TBOD Bank Merger shall become effective immediately after the effective time of the Merger and the VPB Bank Merger shall become effective immediately after the effective time of the TBOD Bank Merger. Prior to the Effective Time, Partners shall cause each of TBOD and VPB, and LINK shall cause LINKBANK, to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Mergers effective (the “Bank Merger Certificates”) at the times specified in the foregoing sentence.

1.13 Charter Amendment. Subject to the terms and conditions of this Agreement and receipt of the Requisite LINK Vote, prior to the Effective Time, LINK shall file an amendment to the LINK Articles, to be effective at or prior to the Effective Time, increasing the number of authorized shares of LINK Common Stock to 50,000,000 (the “Charter Amendment”) with the Pennsylvania Department in accordance with the PBCL.

ARTICLE II

EXCHANGE OF SHARES

2.1 LINK to Make Merger Consideration Available. At or prior to the Effective Time, LINK shall deposit, or shall cause to be deposited, with an exchange agent designated by LINK and acceptable to Partners (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) certificates or, at LINK’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of LINK Common Stock to be issued to holders of Partners Common Stock and (b) cash in lieu of any fractional shares (such cash and New Certificates, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, LINK and Partners shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Partners Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of LINK Common Stock and any cash in lieu of fractional shares which the shares of Partners Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of LINK Common Stock to which such holder of Partners Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of LINK Common Stock which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to LINK Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of LINK Common Stock which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of LINK Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of LINK Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Partners of the shares of Partners Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of LINK Common Stock, cash in lieu of fractional shares and dividends or distributions as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of LINK Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to LINK Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of LINK. In lieu of the issuance of any such fractional share, LINK shall pay to each former holder of Partners Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of LINK Common Stock on the NASDAQ Capital Market (the “NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Partners Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of LINK Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Partners Common Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Partners Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of LINK Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the LINK Common Stock deliverable in respect of each former share of Partners Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of LINK, Partners, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Partners Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) LINK shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of LINK Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Partners Common Stock or Partners Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by LINK or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Partners Common Stock or Partners Equity Awards in respect of which the deduction and withholding was made by LINK or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by LINK or the Exchange Agent, the posting by such person of a bond in such amount as LINK or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of LINK Common Stock and any cash in lieu of fractional shares, and dividends of distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARTNERS

Except (a) as disclosed in the disclosure schedule delivered by Partners to LINK concurrently herewith (the “Partners Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Partners Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Partners that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Partners Reports filed by Partners after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Partners hereby represents and warrants to LINK as follows:

3.1 Corporate Organization.

(a) Partners is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Partners has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Partners is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners. As used in this Agreement, “Material Adverse Effect” means, with respect to LINK, Partners or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing in this subclause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(l), 4.3(b), 4.4 or 4.11(k) or actions expressly required by this

Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by Partners or LINK in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act. True and complete copies of the Partners Certificate and the Partners Amended and Restated Bylaws, as in effect as of the date of this Agreement, have previously been made available by Partners to LINK.

(b) TBOD is a Delaware state chartered member bank, validly existing and in good standing under the laws of the State of Delaware. The deposits of TBOD are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c) VPB is a Virginia state chartered member bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The deposits of VPB are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(d) Each Subsidiary of Partners (a “Partners Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Partners and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Partners to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than TBOD, VPB and those Subsidiaries set forth in Section 3.1(d) of the Partners Disclosure Schedule, there are no Partners Subsidiaries. True and complete copies of the organizational documents of each Partners Subsidiary as in effect as of the date of this Agreement have previously been made available by Partners to LINK. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Partners other than the Partners Subsidiaries.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Partners consists of 39,990,549 shares of Partners Common, 9,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Partners (“Partners Series A Preferred Stock”) and 451 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of Partners (“Partners Series B Preferred Stock”). As of the date hereof, there are (i) 17,985,577 shares of Partners Common Stock issued and outstanding, (ii) no shares of Partners Common Stock held in treasury, (iii) 81,347 shares of Partners Common Stock reserved for issuance upon the exercise of the outstanding Partners Stock Options, (iv) 18,669 shares of Partners Common Stock outstanding in respect of Partners Restricted Stock Awards and no shares of Partners Common Stock reserved for issuance upon the settlement of outstanding restricted stock units, (v) no preferred shares of Partners Series A Preferred Stock outstanding, (vi) no preferred shares of Partners Series B Preferred Stock outstanding and (vii) no other shares of capital stock or other equity securities of Partners issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Partners Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Partners may vote. Except as set forth on Section 3.2(a) of the Partners Disclosure Schedule, no trust preferred or subordinated debt securities of Partners are issued or outstanding. Other than Partners Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Partners, or contracts, commitments, understandings or arrangements by which Partners may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Partners, or that otherwise obligate Partners to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Partners is a party or is bound with respect to the voting or transfer of Partners Common Stock or other equity interests of Partners, other than the Partners Support Agreements. Section 3.2(a) of Partners Disclosure Schedule sets forth a true, correct and complete list of all Partners Equity Awards issued and outstanding under each Partners Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B) number of shares subject to each such Partners Equity Award, (C) grant date of each such

Partners Equity Award, (D) vesting schedule for each such Partners Equity Award, (E) exercise price for each such Partners Equity Award that is a Partners Stock Option, and (F) expiration date for each such Partners Equity Award that is a Partners Stock Option. Other than the Partners Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Partners or any of its Subsidiaries) are outstanding.

(b) Partners owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Partners Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Partners Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Partners has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Mergers) have been duly and validly approved by the Board of Directors of Partners. The Board of Directors of Partners has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Partners and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to Partners’ shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that the shareholders of Partners approve this Agreement and the transactions contemplated hereby and (v) has approved resolutions to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of the holders of at least two-thirds of all of the votes entitled to be cast at the Partners Meeting by the holders of shares entitled to vote thereon (the “Requisite Partners Vote”), (ii) the authorization of the execution of the Bank Merger Agreements by the Boards of Directors of TBOD and VPB, as applicable, and the approval of the Bank Merger Agreements by Partners as the sole shareholder of TBOD and VPB and (iii) if applicable, an advisory (non-binding) vote on the compensation that may be paid or become payable to Partners’ named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement, no other corporate proceedings on the part of Partners are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Partners and (assuming due authorization, execution and delivery by LINK) constitutes a valid and binding obligation of Partners, enforceable against Partners in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Partners nor the consummation by Partners of the transactions contemplated hereby (including the Merger and the Bank Mergers), nor compliance by Partners with any of the terms or provisions hereof, will (i) violate any provision of the Partners Certificate or the Partners Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Partners or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b)(ii)(y) of the Partners Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Partners or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Partners or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners.

(c) The Board of Directors of TBOD has approved the TBOD Bank Merger Agreement. Partners, as the sole shareholder of TBOD, has approved the TBOD Bank Merger Agreement, and the TBOD Bank Merger Agreement has been duly executed by TBOD and (assuming due authorization, execution and delivery by LINKBANK) constitutes a valid and binding obligation of TBOD, enforceable against TBOD in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(d) The Board of Directors of VPB has approved the VPB Bank Merger Agreement. Partners, as the sole shareholder of VPB, has approved the VPB Bank Merger Agreement, and the VPB Bank Merger Agreement has been duly executed by VPB and (assuming due authorization, execution and delivery by LINKBANK) constitutes a valid and binding obligation of VPB, enforceable against VPB in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the Pennsylvania Department of Banking and Securities (the “PDOBS”) and approval of such applications, filings and notices, (e) the filing of applications, filings and notices, as applicable, with (i) the Delaware Office of the State Bank Commissioner (the “DE

Bank Commissioner”) under the Riegle-Neal Interstate Banking and Branching Efficiency Act (the “Riegle-Neal Act”) and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the Virginia Bureau of Financial Institutions (the “VA BFI”) under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, (iii) the Maryland Office of the Commissioner of Financial Regulation (the “MD OCFR”) under the Maryland Financial Institutions Code section 5-903(c), (iv) the New Jersey Department of Banking and Insurance (the “New Jersey Department”) under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices; and (v) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (f) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of Partners’ shareholders and LINK’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by LINK in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the Certificates of Merger with the Pennsylvania Department pursuant to the PBCL and with the Maryland SDAT pursuant to the MGCL, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of LINK Common Stock pursuant to this Agreement and the approval of the listing of such LINK Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Partners of this Agreement, (ii) the consummation by Partners of the Merger and the other transactions contemplated hereby, (iii) the execution and delivery by each of TBOD and VPB of the TBOD Bank Merger Agreement and VPB Bank Merger Agreement, respectively or (iv) the consummation by each of the TBOD and VPB of the TBOD Bank Merger and VPB Bank Merger, respectively. As of the date hereof, Partners is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Mergers on a timely basis.

3.5 Reports.

(a) Except as set forth on Section 3.5(a) of the Partners Disclosure Schedule, Partners and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) – (vi), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners. Subject to Section 9.14, except as set forth on Section 3.5(a) of the Partners Disclosure Schedule (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Partners and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Partners, investigation into the business or operations of Partners or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Partners or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Partners or any of its Subsidiaries since January 1, 2019, in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Partners to the SEC since December 31, 2019 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Partners Reports”) is publicly available. No such Partners Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Partners Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Partners has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Partners Reports.

3.6 Financial Statements.

(a) The financial statements of Partners and its Subsidiaries included (or incorporated by reference) in the Partners Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Partners and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Partners and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Partners and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of Partners has resigned (or informed Partners that it intends to resign) or been dismissed as independent public accountants of Partners as a result of, or in connection with, any disagreements with Partners on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of VPB and TBOD included in the consolidated reports of condition and income (call reports) of VPB and TBOD complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners, neither Partners nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Partners included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Partners and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Partners or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners. Partners (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Partners, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Partners by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Partners’ outside auditors and the audit committee of Partners’ Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Partners’ ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Partners’ internal controls over financial reporting. Any such disclosures were made in writing by management to Partners’ auditors and audit committee and true, correct and complete copies of such disclosures have been made available to LINK. To the knowledge of Partners, there is no reason to believe that Partners’ outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d) Since January 1, 2019, (i) neither Partners nor any of its Subsidiaries, nor, to the knowledge of Partners, any director, officer, auditor, accountant or representative of Partners or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Partners or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Partners or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Partners or any of its Subsidiaries, whether or not employed by Partners or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Partners or any of its officers, directors, employees or agents to the Board of Directors of Partners or any committee thereof or, to the knowledge of Partners, to any director or officer of Partners.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners, Partners has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither Partners nor any Partners Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Partners has disclosed to LINK as of the date hereof the aggregate fees provided for in connection with the engagement by Partners of Piper Sandler related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

(b) Except as set forth on Section 3.8(b) of the Partners Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2021, Partners and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9(a) of the Partners Disclosure Schedule, neither Partners nor any of its Subsidiaries is a party to any, and there are no pending or, to Partners’ knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Partners or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Partners, any of its Subsidiaries or the assets of Partners or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Partners and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of Partners and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Partners and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Partners and its Subsidiaries included (or incorporated by reference) in Partners Reports (including the related notes, where applicable). Each of Partners and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Partners or any of its Subsidiaries does not file Tax Returns that Partners or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of Partners or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither Partners nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Partners and its Subsidiaries or the assets of Partners and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Partners nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither Partners nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Partners and its Subsidiaries). Neither Partners nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Partners was the common parent) or (ii) any liability for the Taxes of any person (other than Partners or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither Partners nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither Partners nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(k) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(l) Neither Partners nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under both (a) Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and (b) Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of Partners Disclosure Schedule sets forth a true, correct and complete list of all Partners Benefit Plans. For purposes hereof, “Partners Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Partners or any Subsidiary or any trade or business of Partners or any of its Subsidiaries, whether or not incorporated, all of which together with Partners would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Partners ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Partners or any of its Subsidiaries or any Partners ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Partners or any of its Subsidiaries or any Partners ERISA Affiliate.

(b) Partners has made available to LINK true, correct and complete copies of the following documents with respect to each of Partners Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Partners Benefit Plan, (iii) where any Partners Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Partners Benefit Plan, (vi) the most recently prepared actuarial report for each Partners Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Partners Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither Partners nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Partners Benefit Plan, and neither Partners nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Each Partners Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Partners Qualified Plans”) has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Partners, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Partners Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. Except as set forth in Section 3.11(d) of Partners Disclosure Schedule, no trust funding any Partners Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Partners Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to Partners or any of its Subsidiaries or any employee of Partners or any of its Subsidiaries.

(f) With respect to each Partners Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Partners Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Partners Benefit Plan’s actuary with respect to such Partners Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Partners Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Partners or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Partners Benefit Plan.

(g) None of Partners, its Subsidiaries nor any Partners ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Partners and its Subsidiaries nor any Partners ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither Partners nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Partners Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Partners Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Partners.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Partners’ knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against Partners Benefit Plans, any fiduciaries thereof with respect to their duties to Partners Benefit Plans or the assets of any of the trusts under any of Partners Benefit Plans that could reasonably be expected to result in any material liability of Partners or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Partners Benefit Plan, or any other party.

(k) To the knowledge of Partners, none of Partners and its Subsidiaries nor any Partners ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Partners Benefit Plans or their related trusts, Partners, any of its Subsidiaries, any Partners ERISA Affiliate or any person that Partners or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of Partners Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Partners or any of its Subsidiaries, or result in any limitation on the right of Partners or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Partners Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of Partners Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Partners or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Partners nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Partners or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of Partners Disclosure Schedule, no Partners Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) There are no pending or, to Partners’ knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Partners or any of its Subsidiaries, or any strikes or other material labor disputes against Partners or any of its Subsidiaries. Neither Partners nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Partners or any of its Subsidiaries and, to the knowledge of Partners, there are no organizing efforts by any union or other group seeking to represent any employees of Partners or any of its Subsidiaries and no employees of Partners or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of Partners, no current or former employee or independent contractor of Partners or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, (“Restrictive Covenant”) or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) Partners or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Partners or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither Partners nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of Partners or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of Partners or any of its Subsidiaries. To the knowledge of Partners, since December 31, 2017, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of Partners or any of its Subsidiaries.

(q) To the knowledge of Partners, no employee of Partners or any of its Subsidiaries with annual compensation in excess of $100,000 intends to terminate his or her employment relationship.

3.12 Compliance with Applicable Law. Partners and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners, and, to the knowledge of Partners, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Partners and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to Partners or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Title 5 of the Delaware Code, Title 6.2 of the Virginia Code and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of Partners’ Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Partners or any of its Subsidiaries, or to the knowledge of Partners, no director, officer, employee, agent or other person acting on behalf of Partners or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Partners or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Partners or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Partners or any of its

Subsidiaries, (e) made any fraudulent entry on the books or records of Partners or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Partners or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Partners or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners: (i) Partners and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Partners, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of Partners Disclosure Schedule, as of the date hereof, neither Partners nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by Partners or a Subsidiary without the payment of severance;

(ii) that, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from LINK, Partners, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(iv) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Partners or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness by Partners or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Partners or its Subsidiaries;

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $75,000 per annum (other than any such contracts which are terminable by Partners or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(x) that includes an indemnification obligation of Partners or any of its Subsidiaries with a maximum potential liability in excess of $75,000; or

(xi) that involves aggregate payments or receipts by or to Partners or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by Partners or any Subsidiary of Partners of any material penalty.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) whether or not set forth in Partners Disclosure Schedule, is referred to herein as a “Partners Contract”, and neither Partners nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Partners Contract by any of the parties thereto.

(b) Partners has made available to LINK a true, correct and complete copy of each written Partners Contract and each written amendment to any Partners Contract. Section 3.13(b) of Partners Disclosure Schedule sets forth a true, correct and complete description of any oral Partners Contract and any oral amendment to any Partners Contract.

(c) Each Partners Contract is valid and binding on Partners or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners. Each Partners Contract is enforceable against Partners or the applicable Subsidiary and, to the knowledge of Partners, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Partners and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Partners Contract. To the knowledge of Partners, each third-party counterparty to each Partners Contract has in all material respects performed all obligations required to be performed by it under such Partners Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Partners or any of its Subsidiaries under any such Partners Contract. Neither Partners nor any Subsidiary of Partners has received or delivered any notice of cancellation or termination of any Partners Contract.

3.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Partners nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Partners Disclosure Schedule, a “Partners Regulatory Agreement”), nor has Partners or any of its Subsidiaries been advised in writing, or to Partners’ knowledge, orally, since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Partners Regulatory Agreement, nor does Partners believe that any such Partners Regulatory Agreement is likely to be initiated, ordered or requested. Partners and its Subsidiaries are in compliance in all material respects with each Partners Regulatory Agreement to which it is a party or is subject. Partners and its Subsidiaries have not received any notice from any Governmental Entity indicating that Partners or its Subsidiaries is not in compliance in any material respect with any Partners Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Partners, any of its Subsidiaries or for the account of a customer of Partners or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Partners or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Partners and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Partners’ knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, Partners and its Subsidiaries are in compliance, and have complied since January 1, 2019, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Partners, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Partners or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Partners, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners. To the knowledge of Partners, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners. Partners is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

3.17 Investment Securities and Commodities.

(a) Each of Partners and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Partners Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Partners or its Subsidiaries. Such securities and commodities are valued on the books of Partners in accordance with GAAP in all material respects.

(b) Partners and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Partners believes are prudent and reasonable in the context of such businesses, and Partners and its Subsidiaries have, since January 1, 2019, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Partners has made available to LINK the material terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of Partners Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by Partners and its Subsidiaries (collectively, “Partners Owned Properties”). Partners has good and marketable title to all Partners Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens (except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b) Section 3.18(b) of Partners Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Partners or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Partners or any of its Subsidiaries on the date hereof (collectively, the “Partners Leased Real Property”), whether in Partners’ or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Partners Real Estate Leases”). Partners or its Subsidiaries has valid leasehold interests in the Partners Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Partners Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Partners, the lessor, and (ii) enforceable against Partners or the applicable Subsidiary and, to the knowledge of Partners, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Partners and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Partners Real Estate Lease, and to the knowledge of Partners, each counterparty to each Partners Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Partners Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Partners or any of its Subsidiaries under any Partners Real Estate Lease. Partners has made available to LINK a true, correct and complete copy of each written Partners Real Estate Lease and each written amendment to any Partners Real Estate Lease.

(c) Neither Partners nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Partners Owned Property or Partners Leased Real Property. There are no pending or, to the knowledge of Partners, threatened condemnation proceedings against the Partners Owned Property or Partners Leased Real Property.

3.19 Intellectual Property; Company Systems.

(a) Partners and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, (a) (i) the use of any Intellectual Property by Partners and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Partners or any Partners Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Partners, no person has asserted in writing to Partners that Partners or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Partners, infringing on or otherwise violating, any right of Partners or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Partners or its Subsidiaries, and (c) neither Partners nor any Partners Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Partners or any Partners Subsidiary, and Partners and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Partners and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) The computer, information technology and data processing systems, facilities and services used by Partners or any Partners Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Partners Systems”), are reasonably sufficient for the conduct of the respective businesses of Partners and Partners Subsidiaries as currently conducted and Partners Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Partners and Partners Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, to the knowledge of Partners, since January 1, 2019, no third party has gained unauthorized access to any Partners Systems owned or controlled by Partners or any of Partners Subsidiaries. Partners and Partners Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect Partners Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Partners and Partners Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Partners and Partners Subsidiaries.

(c) Each of Partners and Partners Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Since January 1, 2019, neither Partners nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Partners Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Partners and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Partners made available to LINK and (z) benefits due under any Partners Benefit Plan), between or among (a) Partners or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Partners or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Partners Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover Law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Partners Support Agreements, the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement under the MGCL or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of Partners is entitled to exercise any appraisal rights under the MGCL or any successor statute, or any similar dissenter’s or appraisal rights.

3.22 Reorganization. Partners has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of Partners has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Partners Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Partners Information. The information relating to Partners and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Partners and its Subsidiaries that is provided by Partners or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to LINK or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Partners Disclosure Schedule, neither Partners nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each, a “Borrower”) in which Partners or any Subsidiary of Partners is a creditor which as of December 31, 2022, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2022, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Partners or any of its Subsidiaries, or to the knowledge of Partners, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Partners Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Partners and its Subsidiaries that, as of December 31, 2022, were classified by Partners as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Partners or any of its Subsidiaries that, as of December 31, 2022, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Partners Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2022, of each Loan of Partners or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, each Loan of Partners and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Partners and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, each outstanding Loan of Partners or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Partners and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which Partners or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by Partners or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Partners or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2019, neither Partners nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance.

(a) Partners and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Partners reasonably has determined to be prudent and consistent with industry practice, and Partners and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Partners Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Partners and its Subsidiaries, Partners or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) Section 3.26(b) of the Partners Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Partners Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Partners Reports in accordance with GAAP.

3.27 Subordinated Indebtedness. Partners has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.27 of the Partners Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.28 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Partners Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Partners Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Partners is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Partners in this Article III, neither Partners nor any other person makes any express or implied representation or warranty with respect to Partners, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Partners hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Partners nor any other person makes or has made any representation or warranty to LINK or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Partners, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Partners in this Article III, oral or written information presented to LINK or any of its affiliates or representatives in the course of their due diligence investigation of Partners, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Partners acknowledges and agrees that neither LINK nor any other person has made or is making any express or implied representation or warranty with respect to LINK, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LINK

Except (a) as disclosed in the disclosure schedule delivered by LINK to Partners concurrently herewith (the “LINK Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the LINK Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by LINK that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any LINK Reports filed by LINK after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), LINK hereby represents and warrants to Partners as follows:

4.1 Corporate Organization.

(a) LINK is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is a bank holding company duly registered under the BHC Act. LINK has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. LINK is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK. True and complete copies of the LINK Articles and the LINK Bylaws as in effect as of the date of this Agreement, have previously been made available by LINK to Partners.

(b) Each Subsidiary of LINK (a “LINK Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on LINK, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of LINK to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of LINK that is an insured depository institution are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. There are no Subsidiaries of LINK other than LINKBANK that have or are required to have deposit insurance. Section 4.1(b) of the LINK Disclosure Schedule sets forth a true and complete list of all Subsidiaries of LINK as of the date hereof. True and complete copies of the organizational documents of each LINK Subsidiary as in effect as of the date of this Agreement have previously been made available by LINK to Partners. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of LINK other than the LINK Subsidiaries.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of LINK consists of 25,000,000 shares of LINK Common Stock and 5,000,000 shares of preferred stock, no par value (the “LINK Preferred Stock”). As of the date hereof, there are (i) 16,221,692 shares of LINK Common Stock outstanding, (ii) no shares of LINK Common Stock held in treasury, (iii) 484,800 shares of LINK Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of LINK Common Stock granted under the LINK Stock Plans (“LINK Stock Options”), (iv) 1,537,484 shares of LINK Common Stock reserved for issuance upon the exercise of outstanding warrants to purchase shares of LINK Common Stock (“LINK Warrants” and, together with the LINK Stock Options, the “LINK Equity Awards”), 1,355,500 shares of LINK Common Stock reserved for issuance under LINK Stock Plans and (v) no shares of LINK Preferred Stock outstanding. As of the date of this Agreement, there are no other shares of capital stock or other equity or voting securities of LINK issued, reserved for issuance or outstanding. As used herein, the “LINK Stock Plans” means the LINK 2019 Equity Incentive Plan, the LINK 2022 Equity Incentive Plan, the LINKBANCORP Dividend Reinvestment and Stock Purchase Plan and the LINKBANCORP, Inc. 2022 Employee Stock Purchase Plan. All of the issued and outstanding shares of LINK Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of LINK may vote. Except as set forth on Section 4.2(a) of the LINK Disclosure Schedule, no trust preferred or subordinated debt securities of LINK are issued or outstanding. Other than LINK Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in LINK, or contracts, commitments, understandings or arrangements by which LINK may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in LINK, or that otherwise obligate LINK to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which LINK is a party or is bound with respect to the voting or transfer of LINK Common Stock or other equity interests of LINK other than the LINK Support Agreements.

(b) LINK owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the LINK Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No LINK Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) LINK has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Mergers and the Charter Amendment) have been duly and validly approved by the Board of Directors of LINK. The Board of Directors of LINK has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of LINK and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that the Agreement and the transactions contemplated hereby be submitted to LINK’s shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that its shareholders approve the Agreement and the transactions contemplated hereby and (v) has adopted resolutions to the foregoing effect. Except for (i) the approval of the Agreement by a majority of all the votes cast by the holders of outstanding LINK Common Stock at a meeting of the shareholders of LINK at which a quorum exists, (ii) the approval of the issuance of shares of LINK Common Stock in connection with the Merger as contemplated by this Agreement by a vote of the majority of all votes cast at a meeting of the shareholders of LINK and (iii) the approval of the Charter Amendment by a vote of the majority of all votes cast at a meeting of the shareholders of LINK (collectively, the approvals in clauses (i), (ii) and (iii), the “Requisite LINK Vote”), (iv) the authorization of the execution of the Bank Merger Agreements by the Board of Directors of LINKBANK and the approval of the Bank Merger Agreements by LINK as LINKBANK’s sole shareholder and (v) the adoption of resolutions to give effect to the provisions of Section 6.13 in connection with the Closing, no other corporate proceedings on the part of LINK is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by LINK and (assuming due authorization, execution and delivery by Partners) constitutes a valid and binding obligation of LINK, enforceable against LINK in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of LINK Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite LINK Vote), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of LINK will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by LINK, nor the consummation by LINK of the transactions contemplated hereby (including the Merger and the Bank Mergers), nor compliance by LINK with any of the terms or provisions hereof, will (i) violate any provision of the LINK Articles or LINK Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to LINK, any of the LINK Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of LINK or any of the LINK Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which LINK or any of the LINK Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the PDOBS and approval of such applications, filings and notices, (e) the filing of applications, filings and notices, as applicable, with (i) the DE Bank Commissioner under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the VA BFI under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, (iii) the MD OCFR under the Maryland Financial Institutions Code section 5-903(c), (iv) the New Jersey Department under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices; and (v) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (f) the filing with the SEC of the Joint Proxy Statement and of the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the Charter Amendment and the Certificate of Merger with the Pennsylvania Department pursuant to the PBCL, the filing of the Certificate of Merger with the Maryland SDAT pursuant to the MGCL, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of LINK Common Stock pursuant to this Agreement and the approval of the listing of such LINK Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by LINK of this Agreement, (ii) the consummation by LINK of the Merger and the other transactions contemplated hereby, (iii) the execution and delivery by LINKBANK of the TBOD Bank Merger Agreement and the VPB Bank Merger Agreement or (iv) the consummation by LINKBANK of the TBOD Bank Merger and the VPB Bank Merger. As of the date hereof, LINK is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Mergers on a timely basis.

4.5 Reports.

(a) Except as set forth on Section 4.5(a) of the LINK Disclosure Schedule, LINK and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2020 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK. Subject to Section 9.14, (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of LINK and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of LINK, investigation into the business or operations of LINK or any of its Subsidiaries since January 1, 2020, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of LINK or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of LINK or any of its Subsidiaries since January 1, 2020; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by LINK to the SEC since December 31, 2019 pursuant to the Securities Act or the Exchange Act (the “LINK Reports”) is publicly available. No such LINK Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all LINK Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of LINK has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the LINK Reports.

4.6 Financial Statements.

(a) The financial statements of LINK and its Subsidiaries included (or incorporated by reference) in the LINK Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of LINK and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of LINK and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of LINK and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of LINK has resigned (or informed LINK that it intends to resign) or been dismissed as independent public accountants of LINK as a result of, or in connection with, any disagreements with LINK on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of LINKBANK included in the consolidated reports of condition and income (call reports) of LINKBANK complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK, neither LINK nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of LINK included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of LINK and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of LINK or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK. LINK (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to LINK, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of LINK by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to LINK’s outside auditors and the audit committee of LINK’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect LINK’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in LINK’s internal controls over financial reporting. Any such disclosures were made in writing by management to LINK’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Partners. To the knowledge of LINK, there is no reason to believe that LINK’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d) Since January 1, 2019, (i) neither LINK nor any of its Subsidiaries, nor, to the knowledge of LINK, any director, officer, auditor, accountant or representative of LINK or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of LINK or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that LINK or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing LINK or any of its Subsidiaries, whether or not employed by LINK or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by LINK or any of its officers, directors, employees or agents to the Board of Directors of LINK or any committee thereof or, to the knowledge of LINK, to any director or officer of LINK.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK, LINK has complied with all requirements of the CARES Act and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

4.7 Broker’s Fees. With the exception of the engagement of Stephens Inc. (“Stephens”), neither LINK nor any LINK Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. LINK has disclosed to Partners as of the date hereof the aggregate fees provided for in connection with the engagement by LINK of Stephens related to the Merger and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

(b) Except as set forth on Section 4.8(b) of the LINK Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2021, LINK and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Except as set forth in Section 4.9(a) of the LINK Disclosure Schedule, neither LINK nor any of its Subsidiaries is a party to any, and there are no pending or, to LINK’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LINK or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon LINK, any of its Subsidiaries or the assets of LINK or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to LINK and its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns(c) .

(a) Each of LINK and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of LINK and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of LINK and its Subsidiaries included (or incorporated by reference) in LINK Reports (including the related notes, where applicable). Each of LINK and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where LINK or any of its Subsidiaries does not file Tax Returns that LINK or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of LINK or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither LINK nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of LINK and its Subsidiaries or the assets of LINK and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither LINK nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither LINK nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among LINK and its Subsidiaries). Neither LINK nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which LINK was the common parent) or (ii) any liability for the Taxes of any person (other than LINK or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither LINK nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither LINK nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) Neither LINK nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

4.11 Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “LINK Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which LINK or any Subsidiary or any trade or business of LINK or any of its Subsidiaries, whether or not incorporated, all of which together with LINK would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “LINK ERISA Affiliate ”) is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by LINK or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of LINK or any of its LINK ERISA Affiliates.

(b) LINK has made available to Partners true, correct, and complete copies of the following documents with respect to each of the LINK Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any LINK Benefit Plan, (iii) where any LINK Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any LINK Benefit Plan, (vi) the most recently prepared actuarial report for each LINK Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, the DOL, or the PBGC.

(c) Each LINK Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither LINK nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any LINK Benefit Plan, and neither LINK nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Each LINK Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “LINK Qualified Plans”) has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of LINK, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any LINK Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any LINK Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each LINK Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to LINK or any of its Subsidiaries or any employee of LINK or any of its Subsidiaries.

(f) With respect to each LINK Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such LINK Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such LINK Benefit Plan, based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such LINK Benefit Plan’s actuary with respect to such LINK Benefit Plan, did not as of the latest valuation date, exceed the then current fair market value of the assets of such LINK Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by LINK or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such LINK Benefit Plan.

(g) None of LINK, its Subsidiaries nor any LINK ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of LINK and its Subsidiaries nor LINK ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan.

(h) Neither LINK nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or their dependents, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any LINK Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any LINK Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of LINK.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to LINK’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against the LINK Benefit Plans, any fiduciaries thereof with respect to their duties to the LINK Benefit Plans or the assets of any of the trusts under any of the LINK Benefit Plans that could reasonably be expected to result in any material liability of LINK or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any LINK Benefit Plan or any other party.

(k) To the knowledge of LINK, none of LINK and its Subsidiaries nor any LINK ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of LINK Benefit Plans or their related trusts, LINK, any of its Subsidiaries, any LINK ERISA Affiliate or any person that LINK or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 4.11(l) of the LINK Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of LINK or any of its Subsidiaries, or result in any limitation on the right of LINK or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any LINK Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 4.11(l) of the LINK Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by LINK or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither LINK nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require LINK or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No LINK Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) There are no pending or, to LINK’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against LINK or any of its Subsidiaries, or any strikes or other material labor disputes against LINK or any of its Subsidiaries. Neither LINK nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of LINK or any of its Subsidiaries and, to the knowledge of LINK, there are no organizing efforts by any union or other group seeking to represent any employees of LINK and any of its Subsidiaries and no employees of LINK or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of LINK, no current or former employee or independent contractor of LINK or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) LINK or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for LINK or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither LINK nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of LINK or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of LINK or any of its Subsidiaries. To the knowledge of LINK, since December 31, 2017, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of LINK or any of its Subsidiaries.

(q) To the knowledge of LINK, no employee of LINK or any of its Subsidiaries with annual compensation in excess of $100,000 intends to terminate his or her employment relationship.

4.12 Compliance with Applicable Law. LINK and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK, and, to the knowledge of LINK, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. LINK and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Laws of any Governmental Entity relating to LINK or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, the Pennsylvania Banking Code of 1965 and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of LINK’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of LINK or any of its Subsidiaries, or to the knowledge of LINK, no director, officer, employee, agent or other person acting on behalf of LINK or any of its Subsidiaries has, directly or indirectly, (a) used any funds of LINK or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of LINK or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of LINK or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of LINK or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for LINK or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for LINK or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United

States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK: (i) LINK and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of LINK, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13 Certain Contracts.

(a) Except as set forth in Section 4.13(a) of LINK Disclosure Schedule, as of the date hereof, neither LINK nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by LINK or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(iii) with or to a labor union or guild (including any collective bargaining agreement); or

(iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of LINK or its Subsidiaries.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not set forth in LINK Disclosure Schedule, is referred to herein as a “LINK Contract”, and neither LINK nor any of its Subsidiaries knows of, or has received notice of, any material violation of any LINK Contract by any of the parties thereto.

(b) LINK has made available to Partners a true, correct and complete copy of each written LINK Contract and each written amendment to any LINK Contract. Section 4.13(b) of LINK Disclosure Schedule sets forth a true, correct and complete description of any oral LINK Contract and any oral amendment to any LINK Contract.

(c) Each LINK Contract is valid and binding on LINK or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK. Each LINK Contract is enforceable against LINK or the applicable Subsidiary and, to the knowledge of LINK, the counterparty thereto (except as may be limited by the Enforceability Exceptions). LINK and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each LINK Contract. To the knowledge of LINK, each third-party counterparty to each LINK Contract has in all material respects performed all obligations required to be performed by it under such LINK Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of LINK or any of its Subsidiaries under any such LINK Contract. Neither LINK nor any Subsidiary of LINK has received or delivered any notice of cancellation or termination of any LINK Contract.

4.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither LINK nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the LINK Disclosure Schedule, a “LINK Regulatory Agreement”), nor has LINK or any of its Subsidiaries been advised in writing, or to LINK’s knowledge, orally, since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such LINK Regulatory Agreement, nor does LINK believe that any such LINK Regulatory Agreement is likely to be initiated, ordered or requested. LINK and its Subsidiaries are in compliance in all material respects with each LINK Regulatory Agreement to which it is a party or is subject. LINK and its Subsidiaries have not received any notice from any Governmental Entity indicating that LINK or its Subsidiaries is not in compliance in any material respect with any LINK Regulatory Agreement.

4.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of LINK, any of its Subsidiaries or for the account of a customer of LINK or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of LINK or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) LINK and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to LINK’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, LINK and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of LINK any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on LINK or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against LINK, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK. To the knowledge of LINK, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK. LINK is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

4.17 Investment Securities and Commodities.

(a) Each of LINK and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the LINK Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of LINK or its Subsidiaries. Such securities and commodities are valued on the books of LINK in accordance with GAAP in all material respects.

(b) LINK and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that LINK believes are prudent and reasonable in the context of such businesses, and LINK and its Subsidiaries have, since January 1, 2019, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, LINK has made available to Partners the material terms of such policies, practices and procedures.

4.18 Real Property.

(a) LINK has good and marketable title to all the real property owned by LINK and its Subsidiaries (collectively, “LINK Owned Properties”) (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens except Permitted Encumbrances.

(b) LINK or its Subsidiaries has valid leasehold interests in the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which LINK or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by LINK or any of its Subsidiaries on the date hereof (collectively, the “LINK Leased Real Property”), whether in LINK’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “LINK Real Estate Leases”), free and clear of all Liens, except Permitted Encumbrances. Each LINK Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of LINK, the lessor, and (ii) enforceable against LINK or the applicable Subsidiary and, to the knowledge of LINK, the counterparty thereto (except as may be limited by the Enforceability Exceptions). LINK and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each LINK Real Estate Lease, and to the knowledge of LINK, each counterparty to each LINK Real Estate Lease has in all material respects performed all obligations required to be performed by it under such LINK Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of LINK or any of its Subsidiaries under any LINK Real Estate Lease. LINK has made available to Partners a true, correct and complete copy of each written LINK Real Estate Lease and each written amendment to any LINK Real Estate Lease.

(c) Neither LINK nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any LINK Owned Property or LINK Leased Real Property. There are no pending or, to the knowledge of LINK, threatened condemnation proceedings against the LINK Owned Property or LINK Leased Real Property.

4.19 Intellectual Property; Company Systems.

(a) LINK and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, (a) (i) the use of any Intellectual Property by LINK and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which LINK or any LINK Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of LINK, no person has asserted in writing to LINK that LINK or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of LINK, infringing on or otherwise violating, any right of LINK or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to LINK or its Subsidiaries, and (c) neither LINK nor any LINK Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by LINK or any LINK Subsidiary, and LINK and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by LINK and its Subsidiaries.

(b) The computer, information technology and data processing systems, facilities and services used by LINK or any LINK Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “LINK Systems”), are reasonably sufficient for the conduct of the respective businesses of LINK and LINK Subsidiaries as currently conducted and LINK Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of LINK and LINK Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, to the knowledge of LINK, since January 1, 2019, no third party has gained unauthorized access to any LINK Systems owned or controlled by LINK or any of LINK Subsidiaries. LINK and LINK Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect LINK Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of LINK and LINK Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of LINK and LINK Subsidiaries.

(c) Each of LINK and LINK Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Since January 1, 2019, neither LINK nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

4.20 Related Party Transactions. Except as set forth in Section 4.20 of the LINK Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of LINK and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of LINK made available to Partners and (z) benefits due under any LINK Benefit Plan), between or among (a) LINK or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of LINK or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding LINK Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

4.21 State Takeover Laws. No Takeover Statute is applicable to this Agreement, the LINK Support Agreements, the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement under the PBCL or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of LINK is entitled to exercise any appraisal rights under the PBCL or any successor statute, or any similar dissenter’s or appraisal rights.

4.22 Reorganization. LINK has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of LINK has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Stephens to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to LINK. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24 LINK Information. The information relating to LINK and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to LINK and its Subsidiaries that is provided by LINK or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Partners or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Partners or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.25(a) of the LINK Disclosure Schedule, neither LINK nor any of its Subsidiaries is a party to any written or Loans with any Borrower in which LINK or any Subsidiary of LINK is a creditor which as of December 31, 2022, had an outstanding balance plus unfunded commitments, if any Total Borrower Commitment of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2022, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of LINK or any of its Subsidiaries, or to the knowledge of LINK, any affiliate of any of the foregoing. Set forth in Section 4.25(a) of the LINK Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of LINK and its Subsidiaries that, as of December 31, 2022, were classified by LINK as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or

words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of LINK or any of its Subsidiaries that, as of December 31, 2022, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 4.25(b) of the LINK Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2022, of each Loan of LINK or any of its Subsidiaries that is structured as a Loan Participation, including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, each Loan of LINK and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of LINK and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, each outstanding Loan of LINK or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of LINK and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which LINK or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by LINK or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of LINK or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2019, neither LINK nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.26 Insurance.

(a) LINK and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of LINK reasonably has determined to be prudent and consistent with industry practice, and LINK and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of LINK and its Subsidiaries, LINK or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) The value of all BOLI owned by LINKBANK or its Subsidiaries is and has been fairly and accurately reflected in the most recent balance sheet included in LINK Reports in accordance with GAAP.

4.27 Subordinated Indebtedness. LINK has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 4.2(a) of the LINK Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

4.28 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No LINK Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No LINK Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of LINK is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by LINK in this Article IV, neither LINK nor any other person makes any express or implied representation or warranty with respect to LINK, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and LINK hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither LINK nor any other person makes or has made any representation or warranty to LINK or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to LINK, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by LINK in this Article IV, oral or written information presented to LINK or any of its affiliates or representatives in the course of their due diligence investigation of LINK, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) LINK acknowledges and agrees that neither Partners nor any other person has made or is making any express or implied representation or warranty with respect to Partners, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in either of the Partners Disclosure Schedule or the LINK Disclosure Schedule), required by law or as consented to in writing by Partners, or Link, as the case may be (such consent not to be unreasonably withheld, conditioned or delayed), each of Partners and Link shall, and shall cause their respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Partners or LINK to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1,Section 5.2 or Section 5.3 (other than Sections 5.2(b), 5.2(e) and 5.3(b) to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1, Section 5.2 or Section 5.3.

5.2 Partners Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Partners Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), Partners shall not, and Partners shall not permit any of its Subsidiaries to, without the prior written consent of LINK (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Partners or any of its wholly-owned Subsidiaries to Partners or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by Partners at a rate not in excess of $0.04 per share of Partners Common Stock, (B) dividends paid by any of the Subsidiaries of Partners to Partners or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of Partners Common Stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) except as set forth on Section 5.2(b)(iii) of Partners Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Partners or any of its Subsidiaries;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Partners or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Partners or its Subsidiaries, except pursuant to the exercise of Partners Stock Options or the vesting or settlement of Partners Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Partners;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Partners Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Partners, or enter into any contract that would constitute a Partners Contract if it were in effect on the date of this Agreement;

(f) except as required under the terms of any Partners Benefit Plan existing as of the date hereof or as set forth on Section 5.2(f) of the Partners Disclosure Schedule, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Partners Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or orally) any Partners Benefit Plan, except to comply with applicable law (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, five percent (5%) of such individual’s base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses to be awarded with respect to the Partners’ or any of its Subsidiaries’ 2022 and 2023 fiscal years in accordance with the terms set forth in Section 5.2(f) of the Partners Disclosure Schedule, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, except as provided in Section 5.2(f) of the Partners Disclosure Schedule, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, except as provided in Section 5.2(f) of the Partners Disclosure Schedule, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Partners or any of its Subsidiaries;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Partners or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l) (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with TBOD’s and VPB’s loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of LINK is required for any loan made pursuant to this Section (l) that is $8.0 million or greater (consent shall be deemed given unless LINK objects within 48 hours of receiving a notification from Partners);

(m) take any action that is intended or expected to result in any of representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(o) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(p) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

(q) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 LINK Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the LINK Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), LINK shall not, and LINK shall not permit any of its Subsidiaries to, without the prior written consent of Partners (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Link or any of its wholly-owned Subsidiaries to Link or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by LINK at a rate not in excess of $0.075 per share of LINK Common Stock, (B) dividends paid by any of the Subsidiaries of LINK to LINK or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of LINK Common Stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) except in the ordinary course of business or as set forth on Section 5.3(b)(iii) of the LINK Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of LINK or any of its Subsidiaries;

(iv) except as in the ordinary course of business or as set forth on Section 5.3(b)(iii) of the LINK Disclosure Schedule, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of LINK or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of LINK or its Subsidiaries, except pursuant to the exercise of LINK Stock Options or the vesting or settlement of LINK Equity Awards in accordance with their terms.

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of LINK;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any LINK Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to LINK, or enter into any contract that would constitute a LINK Contract if it were in effect on the date of this Agreement;

(f) settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of LINK or its Subsidiaries or the Surviving Corporation, or (ii) in a material claim, suit, action or proceeding where LINK is the plaintiff;

(g) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(h) except for effecting the Charter Amendment, amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(i) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(k) (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with LINKBANK’s loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of Partners is required for any loan made pursuant to this Section (k) that is $8.0 million or greater (consent shall be deemed given unless Partners objects within 48 hours of receiving a notification from LINK);

(l) take any action that is intended or expected to result in any of representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(n) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment there-of) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(o) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

(p) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(q) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(r) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Partners and LINK shall prepare and file with the SEC the Joint Proxy Statement and LINK shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Each of LINK and Partners shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and LINK and Partners shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders, as applicable. LINK shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Partners shall furnish all information concerning Partners and the holders of Partners Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and, in the case of the regulatory applications to the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner and the VA BFI use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. LINK and Partners shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Partners or LINK, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, “Requisite Regulatory Approvals means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner and the VA BFI and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Mergers, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c) Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require LINK or Partners or any of their respective Subsidiaries, and neither LINK nor Partners nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Mergers (a “Materially Burdensome Regulatory Condition”).

(d) To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, LINK and Partners shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of LINK, Partners or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Mergers and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, LINK and Partners shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws and the terms of Section 9.14 of this Agreement, each of LINK and Partners, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, each of LINK and Partners shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that LINK or Partners, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither LINK nor Partners nor any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of LINK’s or Partners’, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of LINK and Partners shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality Agreement, dated January 16, 2023, by and between LINK and Partners, as amended, restated or otherwise modified (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth herein.

6.3 Non-Control. Nothing contained in this Agreement shall give either LINK or Partners, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each of LINK and Partners shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4 Shareholder Approvals.

(a) Each of Partners and LINK shall call, give notice of, convene and hold a meeting of its shareholders, respectively (the “Partners Meeting” and the “LINK Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) in the case of Partners, the Requisite Partners Vote and, in the case of LINK, the Requisite LINK Vote, respectively, required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Partners and LINK shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of Partners and LINK, as applicable.

(b) Subject to Section 6.4(c), each of LINK and Partners and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of LINK and the shareholders of Partners, respectively, the Requisite LINK Vote and the Requisite Partners Vote, respectively, including by communicating to the respective shareholders of LINK and shareholders of Partners its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of LINK, the shareholders of LINK approve this Agreement and the transactions contemplated hereby, including but not limited to the Charter Amendment (the “LINK Board Recommendation”) and, in the case of Partners, that the shareholders of Partners approve this Agreement and the transactions contemplated hereby (the “Partners Board Recommendation”). Subject to Section 6.4(c), each of LINK and Partners and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, (ii) fail to make the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, in each case within ten (10) business days (or such fewer number of days as remains prior to the LINK Meeting or the Partners Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of LINK or Partners, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK Board Recommendation or the Partners Board Recommendation, as applicable, such Board of Directors may, in the case of LINK, prior to the receipt of the Requisite LINK Vote submit the Agreement to its shareholders, and in the case of Partners, prior to the receipt of the Requisite Partners Vote, submit this Agreement to its shareholders, in each case, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal and did not result from a breach of Section 6.14, and (ii) such Board of Directors (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three (3) business day period, the party taking such action has considered and negotiated (and has caused its Representatives to consider and negotiate) with the other party in good faith (to the extent that such other party desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (if applicable) and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK Board Recommendation or Partners Board Recommendation, as the case may be, and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(c) and will require a new determination and notice period as referred to in this Section 6.4(c).

(d) Subject to applicable law, LINK or Partners shall adjourn or postpone the LINK Meeting or the Partners Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of LINK Common Stock or Partners Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting LINK or Partners, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LINK Vote or the Requisite Partners Vote, and subject to the terms and conditions of this Agreement, Partners or LINK, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Partners Vote or the Requisite LINK Vote, respectively; provided however, that neither LINK nor Partners shall be required to adjourn or postpone the LINK Meeting or the Partners Meeting, as the case may be, more than two (2) times. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the Partners Meeting shall be convened and this Agreement shall be submitted to the shareholders of Partners at the Partners Meeting and (y) the LINK Meeting shall be convened and the Agreement shall be submitted to the shareholders of LINK at the LINK Meeting, and nothing contained herein shall be deemed to relieve either LINK or Partners of such obligation.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1(c) of this Agreement, each of LINK and Partners shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Mergers and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Mergers, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by LINK or Partners or any of their respective Subsidiaries in connection with the Merger, the Bank Mergers and the other transactions contemplated by this Agreement.

6.6 Stock Exchange Listing.

(a) LINK shall cause the shares of LINK Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing Date, Partners shall cooperate with LINK and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of Partners Common Stock from NASDAQ and the deregistration of Partners Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.7 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the employees of the Partners and its Subsidiaries who continue to be employed by LINK or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with base salaries and wages that are no less than the base salaries and wages provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with cash-based incentive bonus opportunities (excluding change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change in control payments) provided to similarly situated employees of LINK and its Subsidiaries; provided that LINK may satisfy its obligation under this Section 6.7(b) by providing or causing the Surviving Corporation to provide such Continuing Employees with cash-based incentive bonus opportunities (excluding change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change in control payments) provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(c) Except as otherwise set forth in this Section 6.7, during the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially similar in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided to similarly situated employees of LINK and its Subsidiaries; provided that LINK may satisfy its obligation under this Section 6.7(c) by providing or causing the Surviving Corporation to provide such Continuing Employees with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time. Following the Effective Time, each Continuing Employee shall be eligible to participate in any 401(k) plan, equity compensation or other incentive compensation plan now or hereafter established and maintained by LINK on the same terms and conditions as apply to LINK employees generally, with credit for prior service with Partners and its Subsidiaries (and their respective predecessors) for purposes of eligibility and vesting, as permitted under the respective plans and applicable Law; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(d) As of the Effective Time, LINK shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, health insurance coverage either under LINK’s group health insurance plans as available to similar situated employees of LINK or by continuing Partners’ group health insurance plans so that no Continuing Employee incurs a gap in coverage; provided that such coverage provided by LINK or the Surviving Corporation will include “in network” coverage for the geographic locations covered by the Partners’ group health insurance plans and, for the period commencing on the Closing Date and ending on the last day of the plan year (of the applicable Partners’ group health insurance plan) during which the Closing Date occurs, shall maintain the same percentage of premiums in effect and payable by each such Continuing Employee immediately prior to the Closing Date.

(e) Partners shall be authorized to make retention bonus awards from the applicable retention bonus pools described in Section 6.7(e) of Partners Disclosure Schedule up to the amounts set forth in Section 6.7(e) of Partners Disclosure Schedule. The retention bonus pools shall be dedicated to certain employees of Partners or its Subsidiaries for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees and specific terms of such retention bonuses to be determined by mutual consent of (x) the Chief Executive Officer and the President of Partners and (y) the Chief Executive Officer of LINK.

(f) From and after the Effective Time, LINK or the Surviving Corporation shall assume and honor all employment and change in control agreements that Partners and its Subsidiaries have with their current and former officers, directors and employees as listed in Section 6.7(f) of Partners Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and LINK, as listed in Section 6.7(f) of LINK Disclosure Schedule.

(g) With respect to any employee benefit plans of LINK or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), LINK shall or shall cause the Surviving Corporation to use best efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Partners Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Partners Benefit Plan (to the same extent that such credit was given under the analogous Partners Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Partners and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Partners Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(h) Unless both parties agree in writing at least ten (10) days prior to the Closing, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger, Partners shall terminate the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (the “Terminated Plans”). Partners shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each Continuing Employee in his or her account balance under the Terminated Plans effective as of the Closing Date. The Surviving Corporation shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Closing Date, all employee and employer contributions to the Terminated Plans on behalf of each Continuing Employee in respect of all periods of service ending on or prior to the Closing Date. Prior to the Effective Time, Partners shall provide LINK with resolutions adopted by Partners’ Board of Directors terminating the Terminated Plans, the form and substance of which shall be subject to the prior written approval of LINK, which will not be unreasonably withheld. As soon as practicable following the Effective Time, with respect to the Terminated Plans, LINK shall permit or cause its Subsidiaries (including LINKBANK) to permit the Continuing Employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the Terminated Plans, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by LINK or its Subsidiaries (including LINKBANK).

(i) As of the Effective Time, LINK shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Partners and its Subsidiaries (the “Partners PTO Policies”) (including any PTO carried over from a prior year in accordance with Partners PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of LINK (“LINK PTO Policy”) in the same manner as provided to similarly situated employees of LINK or its Subsidiaries, and (iii) recognize all service of any Continuing Employee with Partners and its Subsidiaries for purposes of determining PTO under the LINK PTO Policy.

(j) To each eligible Continuing Employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments and (i) who is not offered or retained in comparable employment or (ii) whose employment is terminated on or within the later of (a) six (6) months following the Effective Time or (b) 30 days following the systems conversion date, LINK shall or shall cause the Surviving Corporation to provide severance benefits provided under Section 6.7(j) of the LINK Disclosure Schedule.

(k) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation or any of its Subsidiaries to maintain the BOLI policies of Partners and its Subsidiaries and the related split dollar life insurance plans for the Continuing Employees who are participating thereunder, in each case as set forth on Section 6.7(k) of Partners Disclosure Schedule and as in effect at the Effective Time.

(l) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Partners or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Partners, LINK or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Partners, LINK or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Partners or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Partners Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Partners Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 6.7(l), nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Partners or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Partners pursuant to the Partners Certificate, Partners Bylaws, the governing or organizational documents of any Subsidiary of Partners, any indemnification agreements in existence as of the date hereof that have been disclosed to LINK or the MGCL, each present and former director or officer of Partners and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Partners Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Partners or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Partners Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Partners Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Partners (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Partners or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Partners for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Partners, in consultation with, but only upon the consent of LINK, may (and at the request of LINK, Partners shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under Partners’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, LINK shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Partners Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8. The obligations of the Surviving Corporation under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect the Partners Indemnified Parties or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Partners Indemnified Party or affected person.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of LINK, on the one hand, and a Subsidiary of Partners, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by LINK.

6.10 Advice of Changes. LINK and Partners shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Dividends. After the date of this Agreement, each of LINK and Partners shall coordinate with the other the declaration of any dividends in respect of LINK Common Stock and Partners Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Partners Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Partners Common Stock and any shares of LINK Common Stock any such holder receives in exchange therefor in the Merger.

6.12 Litigation. Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either LINK, Partners, or any of their respective Subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such Litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. No party shall agree to settle any such Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.13 Corporate Governance.

(a) Prior to the Closing Date, the Board of Directors of LINK shall take all actions necessary to adopt the LINK Bylaws Amendment and the resolutions referenced therein and to affect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the LINK Bylaws Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Corporation and the full Board of Directors of LINKBANK shall each be twenty-two (22). Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time and of the initial Board of Directors of LINKBANK as of the effective time of the VPB Bank Merger, twelve (12) shall be members of the Board of Directors of LINK (“LINK Continuing Directors ”) as of immediately prior to the Effective Time, designated by LINK, and ten (10) shall be members of the Board of Directors of Partners as of immediately prior to the Effective Time, designated by Partners (“Partners Continuing Directors ”). Without limiting the effect of the foregoing, prior to the Closing Date, LINK and LINKBANK shall take all actions necessary to cause and accept the resignations of all current directors of LINK and LINKBANK, respectfully, other than the LINK Continuing Directors. The directors selected to be the LINK Continuing Directors may be different for the Surviving Corporation at the Effective Time and LINKBANK as of the effective time of the VPB Bank Merger.

(b) In accordance with, and to the extent provided in, the LINK Bylaws Amendment: (i) effective as of the Effective Time, Mr. Joseph C. Michetti, Jr. shall continue to serve as Chairman of the Board of Directors of the Surviving Corporation and LINKBANK, and Mr. Jeffrey F. Turner shall become the Vice Chairman of the Board of Directors of the Surviving Corporation, and (ii) Mr. Turner shall be the successor to Mr. Michetti, Jr. as the Chairman of the Board of Directors of the Surviving Corporation and LINKBANK, with such succession to be effective September 18, 2024, or any such earlier date as of which Mr. Michetti, Jr. ceases for any reason to serve in the position of Chairman of the Board of Directors of the Surviving Corporation or of LINKBANK, as applicable.

(c) The bylaws of LINKBANK in effect as of the effective time of the TBOD Bank Merger and the VPB Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.13.

(d) Each of LINK and LINKBANK shall take all actions necessary to cause the matters set forth on Exhibit F hereto to occur on the Closing Date.

6.14 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.14) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Partners Vote, in the case of Partners, or the Requisite LINK Vote, in the case of LINK, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.14, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the parties to this Agreement and their Representatives in their capacity as such) pursuant to any such agreement. As used in this Agreement, “Acquisition Proposal” means, with respect to LINK or Partners, as applicable, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party. As used in this Agreement, “Superior Proposal” means, with respect to LINK or Partners, as applicable, any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that a party’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of such party’s common stock or all, or substantially all, of the assets of such party; (y) would result in a transaction that (i) involves consideration to the holders of the shares of such party’s common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of such party’s common stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the stockholders of such party than the Merger and the other transactions contemplated by this Agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.15 Public Announcements. LINK and Partners agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by LINK and Partners. Thereafter, LINK and Partners shall each use their reasonable best efforts to (a) develop a joint communications plan and ensure that all press releases and other public disclosure (including communications to employees, agents and contractors) with respect to this Agreement or the transactions contemplated hereby are consistent with such joint communications plan and (b) consult with each other before issuing any press release or, to the extent practicable, otherwise making any public disclosure with respect to this Agreement or the transactions contemplated hereby, in each case, except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to public disclosure previously made by LINK or Partners either on the date of this Agreement or following the date of this Agreement and in accordance with this Section 6.15.

6.16 Change of Method. Partners and LINK shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Partners and LINK (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of LINK Common Stock received by holders of Partners Common Stock in exchange for each share of Partners Common Stock, (b) adversely affect the Tax treatment of holders of Partners Common Stock or LINK Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Partners or LINK pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.17 Restructuring Efforts. If either Partners or LINK shall have failed to obtain the Requisite Partners Vote or the Requisite LINK Vote at the duly convened Partners Meeting or LINK Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Partners as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.17) to its shareholders for approval.

6.18 Takeover Statutes. None of Partners, LINK or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Partners Support Agreements, the LINK Support Agreements, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.19 Treatment of Partners Debt. Prior to the Effective Time, LINK and Partners shall use commercially reasonable efforts for LINK to enter into a supplemental indenture or other documents necessary or appropriate to provide for assumption by LINK of Partners’ obligations under the Partners’ subordinated notes due 2028 and 2030.

6.20 Operating Functions. To the extent permitted by Law and upon LINK’s request, Partners shall (and shall cause the Partner Subsidiaries to) regularly discuss and reasonably cooperate with LINK and LINKBANK in connection with (a) planning for the efficient and orderly combination of Partners and LINK (including the combination of LINKBANK and TBOD and VPB) and the operation of the Surviving Corporation and its Subsidiaries and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as LINK may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.21 Exemption from Liability under Section 16(b). LINK and Partners agree that, in order to most effectively compensate and retain Partners Insiders, both prior to and after the Effective Time, it is desirable that Partners Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Partners Common Stock and Partners Equity Awards into LINK Common Stock or LINK Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.21. Partners shall deliver to LINK in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Partners subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Partners Insiders”), and the Board of Directors of LINK and of Partners, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Partners) any dispositions of Partners Common Stock or Partners Equity Awards by the Partners Insiders, and (in the case of LINK) any acquisitions of LINK Common Stock or LINK Equity Awards by any Partners Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The Requisite LINK Vote and the Requisite Partners Vote shall have been obtained.

(b) NASDAQ Listing. The shares of LINK Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of LINK. The obligations of LINK to effect the Merger are also subject to the satisfaction or waiver by LINK at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Partners set forth in Sections 3.2(a), 3.7, 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Partners set forth in Sections 3.1, 3.2(b), 3.3(a) and 3.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Partners set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Partners or the Surviving Corporation. LINK shall have received a certificate dated as of the Closing Date signed on behalf of Partners by the Chief Executive Officer and the Chief Financial Officer of Partners to the foregoing effect.

(b) Performance of Obligations of Partners. Partners shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and LINK shall have received a certificate dated as of the Closing Date signed on behalf of Partners by the Chief Executive Officer and the Chief Financial Officer of Partners to such effect.

(c) Federal Tax Opinion. LINK shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to LINK, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of LINK and Partners, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Partners. The obligation of Partners to effect the Merger is also subject to the satisfaction or waiver by Partners at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of LINK set forth in Sections 4.2(a), 4.7, 4.8(a) and 4.21 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of LINK set forth in Sections 4.1, 4.2(b), 4.3(a) and 4.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of LINK set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on LINK. Partners shall have received a certificate dated as of the Closing Date signed on behalf of LINK by the Chief Executive Officer and the Chief Financial Officer of LINK to the foregoing effect.

(b) Performance of Obligations of LINK. LINK shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Partners shall have received a certificate dated as of the Closing Date signed on behalf of LINK by the Chief Executive Officer and the Chief Financial Officer of LINK to such effect.

(c) Federal Tax Opinion. Partners shall have received the opinion of Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to Partners, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of LINK and Partners, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite LINK Vote or the Requisite Partners Vote:

(a) by mutual written consent of LINK and Partners;

(b) by either LINK or Partners if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Mergers, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either LINK or Partners if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either LINK or Partners (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Partners, in the case of a termination by LINK, or LINK, in the case of a termination by Partners, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by LINK, or Section 7.3, in the case of a termination by Partners, and which is not cured within forty-five (45) days following written notice to Partners, in the case of a termination by LINK, or LINK, in the case of a termination by Partners, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Partners prior to such time as the Requisite LINK Vote is obtained, if (i) LINK or the Board of Directors of LINK shall have made a Recommendation Change or (ii) LINK or the Board of Directors of LINK shall have breached its obligations under Section 6.4 or 6.14 in any material respect; or

(f) by LINK prior to such time as the Requisite Partners Vote is obtained, if (i) Partners or the Board of Directors of Partners shall have made a Recommendation Change or (ii) Partners or the Board of Directors of Partners shall have breached its obligations under Section 6.4 or 6.14 in any material respect.

(g) by LINK or Partners, following the LINK Meeting (including any adjournments or postponements thereof), if LINK (i) has not breached any of its obligations under Section 6.4 or Section 6.14 in any material respect, and (ii) failed to obtain the Requisite LINK Vote at the LINK Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(h) by LINK or Partners, following the Partners Meeting (including any adjournments or postponements thereof), if Partners (i) has not breached any of its obligations under Section 6.4 or Section 6.14 in any material respect, and (ii) failed to obtain the Requisite Partners Vote at the Partners Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either LINK or Partners as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of LINK, Partners, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither LINK or Partners shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Partners or shall have been made directly to the shareholders of Partners generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Partners Meeting) an Acquisition Proposal, in each case with respect to Partners and (A) (x) thereafter this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(c) without the Requisite Partners Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by LINK pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by Partners, or (z) this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(h) and (B) prior to the date that is twelve (12) months after the date of such termination, Partners enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Partners shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay LINK, by wire transfer of same day funds, a fee equal to $6.5 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by LINK pursuant to Section 8.1(f), then Partners shall pay LINK, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of LINK or shall have been made directly to the shareholders of LINK generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the LINK Meeting) an Acquisition Proposal, in each case with respect to LINK, and (A) (x) thereafter this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(c) without the Requisite LINK Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Partners pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by LINK, or (z) this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(g) and (B) prior to the date that is twelve (12) months after the date of such termination, LINK enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then LINK shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Partners, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Partners pursuant to Section 8.1(e), then LINK shall pay Partners, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of LINK and Partners acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if LINK or Partners, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if LINK or Partners, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Partners and LINK pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite LINK Vote or the Requisite Partners Vote; provided, that after the receipt of the Requisite LINK Vote or the Requisite Partners Vote, there may not be, without further approval of the shareholders of LINK or the shareholders of Partners, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of LINK, in the case of Partners, or Partners, in the case of LINK, (b) waive any inaccuracies in the representations and warranties of LINK, in the case of Partners, or Partners, in the case of LINK, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite LINK Vote or the Requisite Partners Vote, there may not be, without further approval of the shareholders of LINK or the shareholders of Partners, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger or the Bank Mergers shall be borne equally by LINK and Partners.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to LINK, to:

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202

Camp Hill, PA 17011

Attention:     Andrew S. Samuel, Chief Executive Officer

Email:          ASamuel@LinkBank.com

(b)	With copies (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20015

Attention:     Benjamin M. Azoff

 Gregory Sobczak

Email:           bazoff@luselaw.com

 gsobczak@luselaw.com

(c)	if to Partners, to:

Partners Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

Attention:     John W. Breda, President and Chief Executive Officer

Email:           jbreda@bankofdelmarva.com

With copies (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention:     Gregory F. Parisi

 Seth A. Winter

Email:           gregory.parisi@troutman.com

 seth.winter@troutman.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Partners means the actual knowledge of any of the officers of Partners listed on Section 9.6 of the Partners Disclosure Schedule, and the “knowledge” of LINK means the actual knowledge of any of the officers of LINK listed on Section 9.6 of the LINK Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in the Commonwealth of Pennsylvania are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Mergers and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person and with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. The Partners

Disclosure Schedule and the LINK Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law (which shall include for purposes of this Agreement any Pandemic Measures).

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Partners shall be subject to the laws of the State of Maryland).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER,

(B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Partners, in the case of LINK, or LINK, in the case of Partners. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) or 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, LINK and Partners have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LINKBANCORP, INC.

By:	/s/ Andrew S. Samuel
Name: Andrew S. Samuel
Title: Chief Executive Officer

PARTNERS BANCORP

By:	/s/ John W. Breda
Name: John W. Breda
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Form of TBOD Bank Merger Agreement]

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of _______, 2023, is entered into by and between LINKBANK, a Pennsylvania chartered non-member bank (“LINKBANK”) headquartered in Camp Hill, Pennsylvania, and The Bank of Delmarva, a Delaware chartered member bank (“TBOD”) headquartered in Seaford, Delaware. TBOD and LINKBANK are each sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

WHEREAS, LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), is the owner of all of the outstanding capital stock of LINKBANK;

WHEREAS, Partners Bancorp, a Maryland corporation (“Partners”), is the owner of all of the outstanding capital stock of TBOD;

WHEREAS, LINK and Partners have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), whereby, on the terms and subject to the conditions set forth therein, Partners will merge with and into LINK, with LINK being the surviving corporation (the “Merger”);

WHEREAS, immediately following the consummation of the Merger, LINK will be the direct owner of all of the outstanding capital stock of both of LINKBANK and TBOD;

WHEREAS, immediately following the consummation of the Merger, TBOD and LINKBANK intend to, and LINK and Partners intend that such Parties, with the approval of the Pennsylvania Department of Banking and Securities (the “PDOBS”), the Federal Deposit Insurance Corporation (the “FDIC”), the Delaware Office of the State Bank Commissioner (the “DE Department”), and any other applicable regulatory agency, effect a merger whereby TBOD will merge with and into LINKBANK, with LINKBANK continuing as the resulting institution (the “Bank Merger”), on the terms and subject to the conditions of this Agreement and in accordance with Section 1602, Title 7 and other applicable provisions of the Pennsylvania Statutes, as amended (the “PA Code”), and Section 795E, Title 5 and other applicable provisions of the Delaware Code, as amended (the “DE Code”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, the Parties’ respective boards of directors have approved this Agreement and the Bank Merger by a vote of at least a majority of the entire board of each such Party, and Partners Bancorp, as the sole stockholder of TBOD, has approved this Agreement and the Bank Merger and LINBANCORP, as the sole stockholder of LINKBANK, has approved this Agreement and the Bank Merger; and

WHEREAS, LINK and Partners, as the sole stockholders, respectively, of each of LINKBANK and TBOD, respectively, have each waived the newspaper publication requirement under the PA Code and have each approved, ratified and confirmed this Agreement and the Bank Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. The Bank Merger. At the Effective Time (as defined below), in accordance with the applicable provisions of the PA Code and DE Code, (a) the Bank Merger shall occur, (b) the separate existence of TBOD shall cease and (c) LINKBANK shall continue (i) as the resulting bank in such Bank Merger (the “Resulting Institution”) and (ii) its existence under the laws of the Commonwealth of Pennsylvania. The name of the Resulting Institution shall be “LINKBANK”.

2. Filings; Effective Time. Prior to the Effective Time, TBOD and LINKBANK shall execute such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective immediately following the effective time of the Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the PA Code and DE Code, the Bank Merger shall be effective at such time specified in the certification issued by the PDOBS (the “Bank Merger Notice”) (such date and time, the “Effective Time”).

3. Effect of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided in this Agreement and the applicable provisions of the PA Code and DE Code. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of TBOD and LINKBANK shall vest in the Resulting Institution, and all debts, liabilities and duties of TBOD and LINKBANK shall become the debts, liabilities and duties of the Resulting Institution. The home office of the Resulting Institution shall be 3045 Market Street, Camp Hill, Pennsylvania 17011.

4. Business of the Resulting Institution. At the Effective Time, the Resulting Institution shall be considered the same business and corporate entity as TBOD and LINKBANK with all the rights, powers and duties of each of TBOD and LINKBANK; provided, however, that the Resulting Institution shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Resulting Institution by the PA Code.

5. Conditions Precedent. The obligation of each Party to effect the Bank Merger is subject to the satisfaction or, if permitted by applicable law, written waiver, of the following conditions: (a) the consummation of the Merger prior to the Effective Time; (b) the receipt of all necessary authorizations and approvals from the PDOBS, the FDIC, the DE Department and any other applicable regulatory agency required to consummate the Bank Merger, and the expiration of all statutory waiting periods in respect thereof; and (c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity (that remains in effect) that, in any case, prohibits or makes illegal the consummation of the Bank Merger.

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6. Termination. This Agreement shall automatically terminate and the Bank Merger shall be abandoned at any time prior to the Effective Time if the Merger Agreement is terminated in accordance with its terms.

7. Articles of Incorporation and Bylaws. Prior to the Effective Time, LINKBANK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINKBANK substantially in the form set forth in Exhibit A attached hereto, effective as of the Effective Time. As of the Effective Time, the articles of incorporation and bylaws, as amended of LINKBANK, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Resulting Institution until thereafter amended in accordance with their respective terms and applicable law.

8. Directors and Officers. Following the Effective Time, the directors and officers of the Resulting Institution shall be as set forth in Section 6.13 of the Merger Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

9. Effect on Capital Stock of TBOD. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Bank Merger and without any action on the part of LINKBANK, TBOD or LINK (then, the direct sole stockholder of TBOD), all of the capital stock of TBOD issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor. LINK hereby waives any dissenters’ rights that it may have pursuant to the PA Code or DE Code by virtue of LINK’s ownership of all the shares of capital stock of TBOD.

10. Effect on Capital Stock of LINKBANK. Each share of capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, fully paid and nonassessable capital stock of the Resulting Institution. From and after the Effective Time, each certificate, if any, evidencing ownership of shares of the capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Resulting Institution.

11. Further Assurances. On and after the date of this Agreement and until the Effective Time, each Party will (a) execute and deliver all such further instruments and papers, (b) provide such records and information and (c) take such further action, in each case, as may be necessary, appropriate or advisable to carry out the transactions contemplated by, and to accomplish the purposes of, this Agreement.

12. Assignment and Binding Effect. Neither Party may assign its respective rights or obligations under this Agreement without the prior written consent of the other Party.

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13. Complete Agreement. This Agreement represents the entire agreement of the Parties with respect to the subject matter hereof. All prior negotiations between the Parties are merged into this Agreement, and there are no understandings or agreements other than those incorporated herein.

14. Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. No provision of this Agreement may be waived, unless in a writing duly executed by the Party against whom enforcement of such waiver is sought.

15. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

16. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

17. Governing Law; Waiver of Jury Trial. Except as otherwise expressly provided herein, including with respect to the applicability of the DE Code, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws. EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

18. Headings; Interpretation. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any gender includes other genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

19. Mutual Drafting. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

LINKBANK

By:
Name:
Title:

[Signature Page to Delmarva Bank Merger Agreement]

THE BANK OF DELMARVA

By:
Name:
Title: President and Chief Executive Officer

[Signature Page to Delmarva Bank Merger Agreement]

Exhibit B

[Form of VPB Bank Merger Agreement]

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of _____, 2023, is entered into by and between LINKBANK, a Pennsylvania chartered non-member bank (“LINKBANK”) headquartered in Camp Hill, Pennsylvania, and Virginia Partners Bank, a Virginia chartered member bank (“VPB”) headquartered in Fredericksburg, Virginia. VPB and LINKBANK are each sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

WHEREAS, LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), is the owner of all of the outstanding capital stock of LINKBANK;

WHEREAS, Partners Bancorp, a Maryland corporation (“Partners”), is the owner of all of the outstanding capital stock of VPB;

WHEREAS, LINK and Partners have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), whereby, on the terms and subject to the conditions set forth therein, Partners will merge with and into LINK, with LINK being the surviving corporation (the “Merger”);

WHEREAS, immediately following the consummation of the Merger, LINK will be the direct owner of all of the outstanding capital stock of both of LINKBANK and VPB;

WHEREAS, immediately following the consummation of the Merger, VPB and LINKBANK intend to, and LINK and Partners intend that such Parties, with the approval of the Pennsylvania Department of Banking and Securities (the “PDOBS”), the Federal Deposit Insurance Corporation (the “FDIC”), the Virginia Bureau of Financial Institutions (the “VA Department”), and any other applicable regulatory agency, effect a merger whereby VPB will merge with and into LINKBANK, with LINKBANK continuing as the resulting institution (the “Bank Merger”), on the terms and subject to the conditions of this Agreement and in accordance with Section 1602, Title 7 and other applicable provisions of the Pennsylvania Statutes, as amended (the “PA Code”), the Virginia Stock Corporation Act and Title 6.2, Article 7 and other applicable provisions of the Code of Virginia, as amended (collectively, the “VA Code”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, the Parties’ respective boards of directors have approved this Agreement and the Bank Merger by a vote of at least a majority of the entire board of each such Party, and Partners Bancorp, as the sole stockholder of VPB, has approved this Agreement and the Bank Merger and LINBANCORP, as the sole stockholder of LINKBANK, has approved this Agreement and the Bank Merger; and

WHEREAS, LINK and Partners, as the sole stockholders, respectively, of each of LINKBANK and VPB, respectively, have each waived the newspaper publication requirement under the PA Code and have each approved, ratified and confirmed this Agreement and the Bank Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. The Bank Merger. At the Effective Time (as defined below), in accordance with the applicable provisions of the PA Code and VA Code, (a) the Bank Merger shall occur, (b) the separate existence of VPB shall cease and (c) LINKBANK shall continue (i) as the resulting bank in such Bank Merger (the “Resulting Institution”) and (ii) its existence under the laws of the Commonwealth of Pennsylvania. The name of the Resulting Institution shall be “LINKBANK”.

2. Filings; Effective Time. Prior to the Effective Time, VPB and LINKBANK shall execute such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective immediately following the effective time of the Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the PA Code and the VA Code, the Bank Merger shall be effective at such time specified in the certification issued by the PDOBS (the “Bank Merger Notice”) (such date and time, the “Effective Time”).

3. Effect of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided in this Agreement and the applicable provisions of the PA Code and VA Code. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of VPB and LINKBANK shall vest in the Resulting Institution, and all debts, liabilities and duties of VPB and LINKBANK shall become the debts, liabilities and duties of the Resulting Institution. The home office of the Resulting Institution shall be 3045 Market Street, Camp Hill, Pennsylvania 17011.

4. Business of the Resulting Institution. At the Effective Time, the Resulting Institution shall be considered the same business and corporate entity as VPB and LINKBANK with all the rights, powers and duties of each of VPB and LINKBANK; provided, however, that the Resulting Institution shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Resulting Institution by the PA Code.

5. Conditions Precedent. The obligation of each Party to effect the Bank Merger is subject to the satisfaction or, if permitted by applicable law, written waiver, of the following conditions: (a) the consummation of the Merger prior to the Effective Time; (b) the receipt of all necessary authorizations and approvals from the PDOBS, the FDIC, the VA Department and any other applicable regulatory agency required to consummate the Bank Merger, and the expiration of all statutory waiting periods in respect thereof; and (c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity (that remains in effect) that, in any case, prohibits or makes illegal the consummation of the Bank Merger.

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6. Termination. This Agreement shall automatically terminate and the Bank Merger shall be abandoned at any time prior to the Effective Time if the Merger Agreement is terminated in accordance with its terms.

7. Articles of Incorporation and Bylaws. Prior to the Effective Time, LINKBANK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINKBANK substantially in the form set forth in Exhibit A attached hereto, effective as of the Effective Time. As of the Effective Time, the articles of incorporation and bylaws, as amended of LINKBANK, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Resulting Institution until thereafter amended in accordance with their respective terms and applicable law.

8. Directors and Officers. Following the Effective Time, the directors and officers of the Resulting Institution shall be as set forth in Section 6.13 of the Merger Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

9. Effect on Capital Stock of VPB. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Bank Merger and without any action on the part of LINKBANK, VPB or LINK (then, the direct sole stockholder of VPB), all of the capital stock of VPB issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor. LINK hereby waives any dissenters’ rights that it may have pursuant to the PA Code or VA Code by virtue of LINK’s ownership of all the shares of capital stock of VPB.

10. Effect on Capital Stock of LINKBANK. Each share of capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, fully paid and nonassessable capital stock of the Resulting Institution. From and after the Effective Time, each certificate, if any, evidencing ownership of shares of the capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Resulting Institution.

11. Further Assurances. On and after the date of this Agreement and until the Effective Time, each Party will (a) execute and deliver all such further instruments and papers, (b) provide such records and information and (c) take such further action, in each case, as may be necessary, appropriate or advisable to carry out the transactions contemplated by, and to accomplish the purposes of, this Agreement.

12. Assignment and Binding Effect. Neither Party may assign its respective rights or obligations under this Agreement without the prior written consent of the other Party.

13. Complete Agreement. This Agreement represents the entire agreement of the Parties with respect to the subject matter hereof. All prior negotiations between the Parties are merged into this Agreement, and there are no understandings or agreements other than those incorporated herein.

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14. Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. No provision of this Agreement may be waived, unless in a writing duly executed by the Party against whom enforcement of such waiver is sought.

15. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

16. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

17. Governing Law; Waiver of Jury Trial. Except as otherwise expressly provided herein, including with respect to the applicability of the VA Code, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws. EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

18. Headings; Interpretation. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any gender includes other genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

19. Mutual Drafting. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

LINKBANK

By:
Name:
Title:

[Signature Page to Virginia Bank Merger Agreement]

VIRGINIA PARTNERS BANK

By:
Name:
Title: President and Chief Executive Officer

[Signature Page to Virginia Bank Merger Agreement]

Exhibit C

[Form of Partners Support Agreement]

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), and the undersigned stockholder (the “Stockholder”) of Partners Bancorp, a Maryland corporation (the “Partners”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of Partner Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Partner Common Stock, together with any other shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by Partners that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of Partners beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite Partners Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for LINK to enter into the Merger Agreement and incur the obligations set forth therein, LINK has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of Partners enter into separate, substantially identical voting and support agreements with LINK.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of Partners’ stockholders, however called, and on every action or approval by written consent of the stockholders of Partners with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of Partners Meeting, if (x) as of the time for which Partners Meeting is originally scheduled, there are insufficient shares of Partners Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Partners Meeting or (y) on the date of Partners Meeting, Partners has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Partners Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of Partners by the

Board of Directors of Partners concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including Partners Certificate and Partners Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Partners in the Merger Agreement in any material respect or in any representation or warranty of Partners in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to LINK a joinder to this Agreement (in form and substance reasonably satisfactory to LINK); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Partners to notify Partners’ transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of Partners with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Partners, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to LINK as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by LINK, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to LINK in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of LINK pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by LINK of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that LINK is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall promptly notify LINK of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes LINK and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of Partners (or a Subsidiary of Partners).

Section 3. Further Assurances. At the request of LINK and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except LINK may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of LINK (provided that LINK shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) LINK would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for LINK with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which LINK may be entitled at law, in equity, contract or tort or otherwise, LINK shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to LINK seeking an injunction or the granting of any such remedies on the basis that LINK has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of

Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

LINKBANCORP, INC.

By:
Name: Andrew S. Samuel
Title: Chief Executive Officer

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
Attention:	Andrew S. Samuel, Chief Executive Officer
Email:	ASamuel@LinkBank.com

With copies to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:

Name:
Title:

Number of shares of Partners Common Stock

Stock:

Address:

Email:

With copies to:

Troutman Pepper Hamilton Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

Exhibit D

[Form of LINK Support Agreement]

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between Partners Bancorp, a Maryland corporation (“Partners”), and the undersigned stockholder (the “Stockholder”) of LINKBANCORP, Inc., a Pennsylvania corporation (the “LINK”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of common stock, $0.01 par value per share, of LINK (“LINK Common Stock”) set forth below the Stockholder’s signature on the signature page hereto (such shares of LINK Common Stock, together with any other shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by LINK that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of LINK beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite LINK Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for Partners to enter into the Merger Agreement and incur the obligations set forth therein, Partners has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of LINK enter into separate, substantially identical voting and support agreements with Partners.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of LINK’s stockholders, however called, and on every action or approval by written consent of the stockholders of LINK with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the LINK Meeting, if (x) as of the time for which the LINK Meeting is originally scheduled, there are insufficient shares of LINK Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the LINK Meeting or (y) on the date of the LINK Meeting, LINK has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LINK Vote, (B)

against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of LINK by the Board of Directors of LINK concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including LINK Articles and LINK Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LINK in the Merger Agreement in any material respect or in any representation or warranty of LINK in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to Partners a joinder to this Agreement (in form and substance reasonably satisfactory to Partners); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request LINK to notify LINK’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of LINK with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of LINK, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Partners as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Partners, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to Partners in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of Partners pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by Partners of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that Partners is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall promptly notify Partners of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes Partners and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of LINK (or a Subsidiary of LINK).

Section 3. Further Assurances. At the request of Partners and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except Partners may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Partners (provided that Partners shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) Partners would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for Partners with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which Partners may be entitled at law, in equity, contract or tort or otherwise, Partners shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to Partners seeking an injunction or the granting of any such remedies on the basis that Partners has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

PARTNERS BANCORP

By:
Name: John W. Breda
Title: President and Chief Executive Officer

Partners Bancorp

2245 Northwood Drive
Salisbury, Maryland 21801
Attention: John W. Breda, President and Chief Executive Officer
Email: jbreda@bankofdelmarva.com

With copies to:

Troutman Pepper Hamilton Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of LINK Common Stock

Stock:

Address:

Email:

With copies to:

Luse Gorman, PC 5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

Exhibit E

[Form of LINK Bylaws Agreement]

FORM OF LINK BYLAWS AMENDMENT

The Amended and Restated Bylaws of LINKBANCORP, Inc. (the “Corporation”) shall be amended as follows, at or prior to the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of February 22, 2023, by and between the Corporation and Partners Bancorp (the “Merger Agreement”)):

A new Section 3.17 shall be added to Article III as follows:

Section 3.17 Board Composition; Chairman Position and Succession

(a) For all purposes of this Section 3.17, unless specified otherwise, capitalized terms shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of February 22, 2023, by and between the Corporation and Partners Bancorp, as the same may be amended from time to time.

(b) The Board of Directors has resolved that, effective as of the Effective Time, (i) Mr. Joseph C. Michetti, Jr. shall continue to serve as Chairman of the Board of Directors of the Corporation, and Mr. Jeffrey F. Turner shall become the Vice Chairman of the Board of Directors of the Corporation, and (ii) Mr. Turner shall be the successor to Mr. Michetti, Jr. as the Chairman of the Board of Directors of the Corporation, with such succession to be effective September 18, 2024, or any such earlier date as of which Mr. Michetti, Jr. ceases for any reason to serve in the position of Chairman of the Board of Directors of the Corporation.

(c) Effective as of the Effective Time, the Board of Directors of the Corporation shall be comprised of twenty-two (22) directors, of which twelve (12) shall be members of the Board of Directors of the Corporation as of immediately prior to the Effective Time, designated by the Corporation (the “Continuing LINK Directors”), and ten (10) shall be members of the Board of Directors of Partners as of immediately prior to the Effective Time, designated by Partners (the “Continuing Partners Directors”). Each director of the Corporation immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the articles of incorporation and bylaws of the Corporation.

(d) At the next two (2) annual meetings of shareholders of the Corporation after the Effective Time, each Continuing LINK Director and each Continuing Partners Director shall be nominated to the board of directors of the Corporation each for a term of one (1) year and the Corporation shall recommend that its stockholders vote in favor of the election of each such nominee.

(e) This Section 3.17 shall remain in effect until the date that is two (2) years after the Effective Date (the “Expiration Date”), provided, however, that this Section 3.17 may be amended or waived by the approval of at least eighty percent (80%) of the members of the Corporation’s Board of Directors then in office. In the event of any inconsistency between any provision of this Section 3.17 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 3.17 shall control.

(f) From and after the Effective Time through the Expiration Date, no vacancy on the Board of Directors of the Corporation created by the cessation of service of a director shall be filled by the applicable Board of Directors and the applicable Board of Directors shall not nominate any individual to fill such vacancy, unless (x) in the case of a vacancy created by the cessation of service of a Continuing LINK Director, not less than a majority of the Continuing LINK Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing Partners Directors shall vote to approve the appointment or nomination (as applicable) of such individual, and (y) in the case of a vacancy created by the cessation of service of a Continuing Partners Director, not less than a majority of the Continuing Partners Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing LINK Directors shall vote to approve the appointment or nomination (as applicable) of such individual; provided, that any such appointment or nomination pursuant to clause (x) or (y) shall be made in accordance with applicable law and the rules of the Nasdaq Stock Market (or other national securities exchange on which the Corporation’s securities are listed). For purposes of this Section 3.17(f), the terms “Continuing LINK Directors” and “Continuing Partners Directors” shall mean, respectively, the directors of the Corporation and Partners who were selected to be directors of the Corporation by the Corporation or Partners, as the case may be, as of the Effective Time, pursuant to the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a Continuing LINK Director or a Continuing Partners Director, as applicable, pursuant to this Section 3.17(f).

Exhibit F

[Corporate Governance]

Exhibit F

Governance Matters

I. Name.

(a) Surviving Corporation: LINKBANCORP, Inc.

(b) Surviving Bank: LINKBANK

II. Boards of Directors.

(a) LINKBANCORP, Inc.:

(i) At the Effective Time, the board of directors of the Surviving Corporation shall have, at a minimum, the following committees:

•	Audit Committee

•	Compensation Committee

•	Nominating & Corporate Governance Committee

•	Enterprise Risk Committee

Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

(b) Surviving Bank:

(i) At the Effective Time, the Surviving Bank shall establish a Delmarva Regional Advisory Board and shall appoint to it each non-employee director of TBOD who is not appointed to the Surviving Bank board of directors.

(ii) At the Effective Time, the Surviving Bank shall establish a Virginia Regional Advisory Board and shall appoint to it each non-employee director of VPB who is not appointed to the Surviving Bank board of directors.

III. Officers.

(a) Surviving Corporation:

(i) At the Effective Time, the officers of the Surviving Corporation shall consist of the officers of LINK in office immediately prior to the Effective Time.

(b) Surviving Bank:

(i) At the Effective Time, the officers of the Surviving Bank shall consist of the officers of LINKBANK in office immediately prior to the Effective Time.

(ii) In addition, at the Effective Time, the following individuals shall be appointed to hold the positions at the Surviving Bank directly opposite their names and in each case reporting to the Chief Executive Officer of the Surviving Bank:

Name	Position at Surviving Bank
John W. Breda	CEO, Delmarva Market
Adam G. Nalls	CEO, Virginia Market
David A. Talebian	President, Virginia Market
Wallace N. King	President, Fredericksburg Region

IV. Foundation.

At the Effective Time, two (2) community leaders from the Delmarva and Virginia regions shall be appointed trustees of The LINK Foundation.

V. Defined Terms.

Capitalized terms not otherwise defined herein shall have the meaning as set forth in the Agreement and Plan of Merger by and between LINKBANCORP, INC. and Partners Bancorp, Inc., dated February 22, 2023.

2

Exhibit G

[Form of Charter Amendment]

Exhibit G

EXHIBIT A

TO

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

LINKBANCORP, INC.

Article SIXTH, paragraph (a) of the Articles of Incorporation of LINKBANCORP, Inc. is hereby amended and restated in its entirety to read:

(a) The Corporation is organized on a stock share basis. The aggregate number of shares the Corporation is authorized to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock having a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of Preferred Stock having no par value per share (the “Preferred Stock”).

Exhibit 10.1

AMENDMENT TO THE

EMPLOYMENT AGREEMENT FOR _____________

This Amendment (the “Amendment”) is entered into as of this 22nd day of February, 2023 by and among LINKBANCORP, Inc., a Pennsylvania Corporation (the “Corporation”), LINKBANK, a Pennsylvania chartered bank (the “Bank”), and ________________ (“Executive”). Capitalized terms which are not defined herein shall have the same meaning as set forth in the Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, Executive is a party to an employment agreement with the Corporation and Bank, dated as of October 28, 2021 (the “Agreement”); and

WHEREAS, the Corporation and Partners Bancorp (“Partners”) have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), pursuant to which Partners will merge with and into the Corporation, with the Corporation as the surviving entity (the “Merger”); and

WHEREAS, in connection with the Merger Agreement, the Corporation, Bank and the Executive desire to amend the Agreement to provide that the Merger will not constitute a “Change in Control” for purposes of the Agreement; and

WHEREAS, Section 16 of the Agreement provides that the Agreement may be amended upon the written consent of the parties; and

WHEREAS, this Amendment complies with Section 409A of the Code since the Amendment does not change the time or form of the payment under the Agreement; and

WHEREAS, the parties now wish to amend the Agreement as herein provided effective as of the date first written above, and subject to the occurrence of the Effective Time (as such term is defined in the Merger Agreement).

NOW, THEREFORE, the Agreement is hereby amended, effective as of the date first written above, and conditioned upon, the occurrence of the Effective Time as follows:

1. Amendment to Section 6(c) of the Agreement. The following sentence is hereby added to the end of the definition of “Change in Control” in Section 6(c) of the Agreement:

“Notwithstanding the foregoing, for purposes of this Agreement, the definition of Change in Control shall not include the following: (i) a merger by and between the Corporation and Partners Bancorp (“Partners”), in which Partners will merge with and into the Corporation, with the Corporation as the surviving entity, (ii) a merger by and between the Bank and The Bank of Delmarva, a wholly-owned subsidiary of Partners, in which The Bank of Delmarva will merge with and into the Bank, with the Bank as the surviving entity, (iii) a merger by and between the Bank and Virginia Partners Bank, a wholly-owned subsidiary of Partners, in which Virginia Partners Bank will merge with and into the Bank, with the Bank as the surviving entity, each pursuant to an Agreement and Plan of Merger entered into by and between the Corporation and Partners dated as of February 22, 2023.”

2. Continuation of Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect and shall be otherwise unaffected.

3. Governing Law. This Amendment and the rights and obligations hereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed an original, and all of which together shall constitute but one and the same instrument.

5. Subject to Merger. Notwithstanding anything to the contrary contained herein, this Amendment shall be subject to the consummation of the Merger, and shall become effective as of the Effective Time as defined in the Merger Agreement. In the event the Merger Agreement is terminated for any reason, this Amendment shall automatically terminate and become null and void.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement as of the day and year first above written.

LINKBANCORP, INC.

By:

LINKBANK

By:

EXECUTIVE

SCHEDULE TO EXHIBIT

This Schedule of Executive Officers who have executed a form of amendment to the employment agreement is included pursuant to Instruction 2 of Item 601(a) of Regulation S-K for the purposes of setting forth the material details in which the specific agreements differ from the form agreement filed herewith as Exhibit 10.1:

Name of Executive Officer

Andrew Samuel

Carl Lundblad

Brent Smith

Exhibit 10.2

WAIVER OF ACCELERATED VESTING UPON A CHANGE IN CONTROL

FOR STOCK OPTIONS GRANTED UNDER THE

LINKBANCORP 2019 EQUITY INCENTIVE PLAN

This Waiver (the “Waiver”), dated as of February 22, 2023, applies to all stock options granted to the undersigned (the “Participant”) under the LINKBANCORP 2019 Equity Incentive Plan (the “2019 Plan”). Capitalized terms which are not defined herein shall have the same meaning as set forth in the 2019 Plan.

WHEREAS, the Participant was granted stock options under the 2019 Plan; and

WHEREAS, LINKBANCORP, Inc. and Partners Bancorp have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), pursuant to which Partners will merge with and into the Company, with the Company as the surviving entity (the “Merger”); and

WHEREAS, in connection with the Merger Agreement, the parties desire to enter into this Waiver to provide that the Merger will not constitute a “Change in Control” for purposes of the 2019 Plan; and

WHEREAS, pursuant to Section 6.1 of the 2019 Plan, the parties to the 2019 Plan may amend the 2019 Plan or any applicable award agreement, and the Participant consents to this Waiver.

NOW, THEREFORE, in consideration of the premises, the mutual agreements herein set forth and such other consideration the sufficiency of which is hereby acknowledged, the Company and the Participant hereby agree as follows:

Waiver of Accelerated Vesting. Notwithstanding anything to the contrary in the 2019 Plan, or an Award Agreement entered into between the Company and the Participant, the Participant hereby agrees that: (i) a merger by and between the Company and Partners Bancorp (“Partners”), in which Partners will merge with and into the Company, with the Company as the surviving entity, (ii) a merger by and between the Bank and The Bank of Delmarva, a wholly-owned subsidiary of Partners, in which The Bank of Delmarva will merge with and into the Bank, with the Bank as the surviving entity, (iii) a merger by and between the Bank and Virginia Partners Bank, a wholly-owned subsidiary of Partners, in which Virginia Partners Bank will merge with and into the Bank, with the Bank as the surviving entity (together, the “Merger”), each pursuant to an Agreement and Plan of Merger entered into by and between the Company and Partners dated as of February 22, 2023, will not constitute a Change in Control, as such term is defined in the 2019 Plan, and (iv) the Participant will not be entitled to accelerated vesting of any Awards granted to the Participant under the 2019 Plan as a result of the Merger. This Waiver does not change any other terms of the Participant’s stock options and this waiver applies to all stock options granted under the 2019 Plan.

[Signature Page to Follow]

LINKBANCORP, INC.		PARTICIPANT

By:	Joseph C. Michetti, Jr.
	Chairman of the Board	By:

SCHEDULE TO EXHIBIT

This Schedule of Executive Officers who have executed a form of waiver of accelerated vesting of stock options on a change in control is included pursuant to Instruction 2 of Item 601(a) of Regulation S-K for the purposes of setting forth the material details in which the specific agreements differ from the form agreement filed herewith as Exhibit 10.2:

Name of Executive Officer

Andrew Samuel

Carl Lundblad

Brent Smith

Exhibit 10.3

AMENDMENT TO THE

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

FOR ANDREW S. SAMUEL

This Amendment (the “Amendment”) is entered into as of this 22nd day of February, 2023 by and between LINKBANK, a Pennsylvania chartered bank (the “Bank”), and Andrew S. Samuel (“Executive”). Capitalized terms which are not defined herein shall have the same meaning as set forth in the Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, Executive is a party to a Supplemental Executive Retirement Plan Agreement with the Bank, dated as of October 28, 2021 (the “Agreement”); and

WHEREAS, LINKBANCORP, Inc., a Pennsylvania Corporation LINKBANCORP, Inc., a Pennsylvania Corporation (the “Corporation”) and Partners Bancorp (“Partners”) have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), pursuant to which Partners will merge with and into the Corporation, with the Corporation as the surviving entity (the “Merger”); and

WHEREAS, in connection with the Merger Agreement, the Bank and the Executive desire to amend the Agreement to provide that the Merger will not constitute a “Change in Control” for purposes of the Agreement; and

WHEREAS, Section 6.1 of the Agreement provides that the Agreement may be amended upon the written consent of the parties; and

WHEREAS, this Amendment complies with Section 409A of the Code since the Amendment does not change the time or form of the payment under the Agreement; and

WHEREAS, the parties now wish to amend the Agreement as herein provided effective as of the date first written above, and subject to the occurrence of the Effective Time (as such term is defined in the Merger Agreement).

NOW, THEREFORE, the Agreement is hereby amended, effective as of the date first written above, and conditioned upon, the occurrence of the Effective Time as follows:

1. Amendment to Section 1.7 of the Agreement. The following sentence is hereby added to the end of the definition of “Change in Control” in Section 1.7 of the Agreement:

“Notwithstanding the foregoing, for purposes of this Agreement, the definition of Change in Control shall not include the following: (i) a merger by and between the LINKBANCORP, Inc. (the “Corporation”) and Partners Bancorp (“Partners”), in which Partners will merge with and into the Corporation, with the Corporation as the surviving entity, (ii) a merger by and between the Bank and The Bank of Delmarva, a wholly-owned subsidiary of Partners, in which The Bank of Delmarva will merge with and into the Bank, with the Bank as the surviving entity, (iii) a merger by and between the Bank and Virginia Partners Bank, a wholly-owned subsidiary of Partners, in which Virginia Partners Bank will merge with and into the Bank, with the Bank as the surviving entity, each pursuant to an Agreement and Plan of Merger entered into by and between the Corporation and Partners dated as of February 22, 2023.”

2. Continuation of Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect and shall be otherwise unaffected.

3. Governing Law. This Amendment and the rights and obligations hereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed an original, and all of which together shall constitute but one and the same instrument.

5. Subject to Merger. Notwithstanding anything to the contrary contained herein, this Amendment shall be subject to the consummation of the Merger, and shall become effective as of the Effective Time as defined in the Merger Agreement. In the event the Merger Agreement is terminated for any reason, this Amendment shall automatically terminate and become null and void.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement as of the day and year first above written.

LINKBANK

By:	/s/ Joseph C. Michetti, Jr.
Joseph C. Michetti, Jr.
Chairman of the Board

EXECUTIVE

/s/ Andrew S. Samuel

Andrew S. Samuel

Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), and the undersigned stockholder (the “Stockholder”) of Partners Bancorp, a Maryland corporation (the “Partners”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of Partner Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Partner Common Stock, together with any other shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by Partners that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of Partners beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite Partners Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for LINK to enter into the Merger Agreement and incur the obligations set forth therein, LINK has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of Partners enter into separate, substantially identical voting and support agreements with LINK.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of Partners’ stockholders, however called, and on every action or approval by written consent of the stockholders of Partners with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of Partners Meeting, if (x) as of the time for which Partners Meeting is originally scheduled, there are insufficient shares of Partners Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Partners Meeting or (y) on the date of Partners Meeting, Partners has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Partners Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of Partners by the

Board of Directors of Partners concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including Partners Certificate and Partners Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Partners in the Merger Agreement in any material respect or in any representation or warranty of Partners in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to LINK a joinder to this Agreement (in form and substance reasonably satisfactory to LINK); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Partners to notify Partners’ transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of Partners with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Partners, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to LINK as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by LINK, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to LINK in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of LINK pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by LINK of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that LINK is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall promptly notify LINK of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes LINK and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of Partners (or a Subsidiary of Partners).

Section 3. Further Assurances. At the request of LINK and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except LINK may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of LINK (provided that LINK shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) LINK would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for LINK with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which LINK may be entitled at law, in equity, contract or tort or otherwise, LINK shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to LINK seeking an injunction or the granting of any such remedies on the basis that LINK has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of

Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

LINKBANCORP, INC.

By:
Name: Andrew S. Samuel
Title: Chief Executive Officer

LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
Attention:	Andrew S. Samuel, Chief Executive Officer
Email:	ASamuel@LinkBank.com

With copies to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of Partners Common Stock

Stock:

Address:

Email:

With copies to:

Troutman Pepper Hamilton Sanders LLP 1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

Exhibit 99.2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between Partners Bancorp, a Maryland corporation (“Partners”), and the undersigned stockholder (the “Stockholder”) of LINKBANCORP, Inc., a Pennsylvania corporation (the “LINK”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of common stock, $0.01 par value per share, of LINK (“LINK Common Stock”) set forth below the Stockholder’s signature on the signature page hereto (such shares of LINK Common Stock, together with any other shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by LINK that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of LINK beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite LINK Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for Partners to enter into the Merger Agreement and incur the obligations set forth therein, Partners has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of LINK enter into separate, substantially identical voting and support agreements with Partners.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of LINK’s stockholders, however called, and on every action or approval by written consent of the stockholders of LINK with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the LINK Meeting, if (x) as of the time for which the LINK Meeting is originally scheduled, there are insufficient shares of LINK Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the LINK Meeting or (y) on the date of the LINK Meeting, LINK has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LINK Vote, (B)

against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of LINK by the Board of Directors of LINK concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including LINK Articles and LINK Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LINK in the Merger Agreement in any material respect or in any representation or warranty of LINK in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to Partners a joinder to this Agreement (in form and substance reasonably satisfactory to Partners); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request LINK to notify LINK’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of LINK with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of LINK, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Partners as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Partners, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to Partners in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of Partners pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by Partners of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that Partners is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall promptly notify Partners of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes Partners and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of LINK (or a Subsidiary of LINK).

Section 3. Further Assurances. At the request of Partners and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except Partners may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Partners (provided that Partners shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) Partners would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for Partners with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which Partners may be entitled at law, in equity, contract or tort or otherwise, Partners shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to Partners seeking an injunction or the granting of any such remedies on the basis that Partners has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

PARTNERS BANCORP

By:
Name: John W. Breda
Title: President and Chief Executive Officer

Partners Bancorp
2245 Northwood Drive
Salisbury, Maryland 21801
Attention: John W. Breda, President and Chief Executive Officer
Email: jbreda@bankofdelmarva.com

With copies to:

Troutman Pepper Hamilton Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of LINK Common Stock

Stock:

Address:

Email:

With copies to:

Luse Gorman, PC 5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

Exhibit 99.3

Transformational Merger of Equals

Creating The Preeminent Mid-Atlantic Bank

LINKBANCORP INC. + Partners BANCORP

February 22, 2023

T ransformational Merger of Equals Creating The Preeminent Mid-Atlantic Bank February 22, 2023

Disclaimer & Forward Looking FORWARD-LOOKING STATEMENTS This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of LINK and Partners regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; LINK and Partners do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of LINK and Partners. Such statements are based upon the current beliefs and expectations of the management of LINK and Partners and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners; the outcome of any legal proceedings that may be instituted against LINK or Partners; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of LINK and Partners to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where LINK and Partners do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Partners’ operations and those of LINK; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; LINK’S and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by LINK’S issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of LINK and Partners; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on LINK, Partners and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of LINK’S and Partners’ Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of LINK’S and Partners’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and other reports LINK and Partners file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, LINK will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of LINK and Partners, which also constitutes a prospectus of LINK, that will be sent to shareholders of LINK and shareholders of Partners seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws Of any such jurisdiction. INVESTORS AND SECURITYHOLDERS OF LINK AND PARTNERS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ,WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILEDOR TO BE FILED WITH THE SEC IN CONNECTIONWITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINK, PARTNERS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about LINK and Partners, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’S website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Partners will be made available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.” PARTICIPANTS IN SOLICITATION LINK, Partners, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding LINK’S directors and executive officers is available in its Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 22, 2022, and certain other documents filed by LINK with the SEC. Information regarding Partners’ directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on November 2, 2022, and certain other documents filed by Partners with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Presenters

Andrew S. Samuel
CEO & Vice Chairman, LINKBANCORP

John W. Breda
CEO & President, Partners Bancorp

Carl Lundblad
President, LINKBANCORP

Agenda

I. Transaction Overview

II. Franchise Combination Highlights

III. Due Diligence & Key Financial Impacts

IV. Conclusion

V. Appendix

4

Presenters Agenda Andrew S. Samuel CEO & Vice Chairman, LINKBANCORP Transaction Overview Franchise Combination Highlights John W. Breda CEO & President, Partners Bancorp Due Diligence & Key Financial Impacts Carl Lundblad President, LINKBANCORP Conclusion Appendix

Transaction Overview

Creating the Premier Mid-Atlantic Franchise

LINKBANCORP / Partners BANCORP

Key Highlights[1]

~$3BN Pro Forma Assets	~8.3% Pro Forma Tier 1 Leverage[2]	~1.3% Pro Forma '24 ROAA
~$288M Pro Forma Market Cap[3]	~1.4x Pro Forma Price / TBV	~7.2x Pro Forma Price / 2024 EPS

LNKB Branches
PTRS Branches
PA
NJ
MD
VA
DE

Materially Accelerates Size, Strength and Shareholder Value for Each Entity

Total Assets
($ in billions)
$1.2
$1.6
$2.8
@ 12/31
@ 12/31
@ Close
Market Cap(3)
($ in millions)
$140
$159
$288
@ 12/31
@ 12/31
@ Close

2024 GAAP EPS Accretion

LINKBANCORP	Partners BANCORP
23%+ EPS Accretion	50%+ EPS Accretion

6

Creating the Premier Mid-Atlantic Franchise Key Highlights(1) ~$3BN ~8.3% ~1.3% Pro Forma Pro Forma Pro Forma Assets Tier 1 Leverage(2) ‘24 ROAA ~$288M ~1.4x ~7.2x Pro Forma Pro Forma Pro Forma Market Cap(3) Price / TBV price / 2024 EPS Acceleration of Each Entity’s Business Plan & Profitability Trajectory Scarcity Value in Highly Coveted Markets Geographic & Balance Sheet Diversification Material Upside to Current Valuation Favorable Trading Liquidity Dynamics Source: S&P Global Market Intelligence, Company Documents. 6 Pro forma financials are estimated at close and include the impact of purchase accounting adjustments and balance sheet and franchise optimization strategy. Pro Forma regulatory capital at consolidated BHC level. (3) Market Capitalization as of February 21, 2023.

Combination of Two Highly Complementary Franchises LINKBANCORP $1.2 billion in total assets Significant presence and growth in attractive Central and Southeastern PA markets Branch-lite organic growth strategy provides an efficient platform with further potential to scale 29%+ annualized loan growth rate Seasoned management team with impressive track record in M&A and in delivering value to shareholders Together Approximately $3 billion in total assets at close Accelerates each entity’s profitability and net income goals by several years Economies of scale will allow pro forma entity to more easily retain & attract new talent Substantial revenue synergies identified (but not modeled), including higher loan-to-one borrower limit $1.6 billion in total assets High growth, commercial-oriented franchise with a highly attractive funding base Leading market share in coastal Maryland and Delaware markets Strategically located in key markets surrounding Washington D.C. Well-positioned for current rising rate environment Gross Loans, $ in millions Deposit Beta(1) Source: S&P Global Market Intelligence. Note: Financial data as of or for the quarter December 31, 2022. (1) Deposit beta is calculated as the change in the Company’s deposit costs as a percentage of the change in the Fed Fund Rate. (2) Nationwide major exchange-traded banks and thrifts with most recent quarter total assets between $2 and $5 billion excluding merger targets, mutuals.

Transaction Summary Merger Structure & Consideration Entities: LINKBANCORP, Inc. (“LINK” or “LNKB”), Partners Bancorp (“Partners” or “PTRS”) 100% common stock LNKB to issue shares to Partners shareholders Fixed exchange ratio: Partners shareholders will receive 1.150x shares of LNKB for each PTRS share PTRS options will be rolled into LNKB options Total value to PTRS shareholders of $9.29 per share, or approximately $167.8 million(1) Capital Enhancement LNKB has completed a $10 million common stock private placement offering The offering was priced at the closing market price on February 21, 2023 of $7.80 per LNKB share, which was the last trading day prior to LNKB entering into the merger agreement with PTRS Capital raise will bolster already strong ratios and provides room for further organic growth post-closing of the merger Ownership 44% LNKB (new capital represents 3% of total shares) / 56% Partners Pro Forma Leadership Team Andrew Samuel (LNKB) CEO â– John Breda (PTRS) Delmarva Mkt.—CEO Carl Lundblad (LNKB) President â– Adam Nails (PTRS) Northern Virginia Mkt.—CEO Kristofer Paul (LNKB) CFO â– David Talebian (PTRS) Northern Virginia Mkt.—President Brent Smith (LNKB) LINKBANK President â– Wallace King (PTRS) Greater Fredericksburg Mkt.—President Tiffanie Horton (LNKB) Chief Credit Officer Dee Bonora (LNKB) Chief Technology Officer Board of Directors 22 Directors: 12 from LNKB / 10 from Partners Joseph Michetti Jr. (LNKB) will remain Chairman of combined entity until September 2024 Jeffrey F. Turner (PTRS) will be appointed Vice Chairman of the combined entity at closing and transition to Chairman effective September 2024 Headquarters Holding company & bank headquarters: Camp Hill, PA Additional major operations centers: Greater Washington D.C. & Salisbury, MD Brand + Entities Combined holding company will be LINKBANCORP, Inc. Bank of Delmarva & Virginia Partners Bank will merge with and into LINKBANK Timing & Approval Subject to receipt of approvals from shareholders at both companies as well as customary regulatory approvals Partners insiders representing 45% shareholder ownership have executed voting agreements Targeted closing by end of Q3 2023 8 Source: Company Documents. (1) Assumes a fixed exchange ratio of 1.150x and LNKB 10 day VWAP of $8.08 as of February 21, 2023.

Pro Forma Structure, Governance and Leadership

Corporate Structure

LINKBANCORP (BHC) — LINKBANK (bank sub)

\+

Partners BANCORP (BHC) — (bank sub) (bank sub)

=

Pro forma

LINKBANCORP (BHC) — LINKBANK (bank sub)

Go-To-Market Strategy: Regional Model

Northern Region
Capital Region
Delaware Valley Region
Allentown
Philadelphia
Lancaster/York Region
DC
Northern Virginia Region
Fredericksburg Region
Delmarva/ Maryland Region

LINKBANCORP

Northern Region	Lancaster/York Region
Capital Region	Delaware Valley Region

\+

Partners BANCORP

VA Partners Bank Legacy Markets	Bank of Delmarva Legacy Markets
Northern Virginia Region Adam G. Nalls EVP & COO David A. Talebian President	**Delmarva / Maryland Region** John W. Breda CEO & President

Fredericksburg Region
Wallace N. King
Market President & Snr. Loan Officer

Pro Forma Board Leadership

Joseph C. Michetti, Jr.
Chairman

Jeffery F. Turner
Vice Chairman

Andrew S. Samuel
CEO

Board of Directors

LINKBANCORP | Partners BANCORP

12
10

Insider Ownership: 30%+

Source: Company documents; Factset.

9

Pro Forma Structure, Governance and Leadership Partners Bancorp will merge with and into LINKBANCORP, Inc. Both Partners bank subsidiaries (Bank of Delmarva and Virginia Partners Bank) will merge with and into LINKBANK Mr. Turner will be appointed as Vice Chairman at closing Mr. Turner to become Chairman in September 2024

Together, We Are Best-in-Class

2024 EPS Impacts

LINKBANCORP	Partners BANCORP
23%+ GAAP EPS Accretion	50%+ GAAP EPS Accretion
19%+ Cash[2] EPS Accretion	50%+ Cash[2] EPS Accretion
40bps+ ROAA Improvement	115%+ Dividend per share Accretion

Tangible Book Value Impact

to LINKBANCORP

GAAP Basis		Cash Basis[2] (excluding AOCI/Rate Marks)
~(14%)	TBV Dilution	~(2%)
2.7 years	TBV Earnback	0.6 years

Attractive Use of Capital

30%+	15%+	480bps+
Internal Rate of Return	Return on Invested Capital	'24 ROATCE Improvement

High-Powered Revenue Generation

(2022 Revenue Growth)

48%

High Quality, Low-Cost Deposit Base

(Most recent quarter Cost of Total Deposits)

0.62%

Top-tier Projected Return on TCE

(2024 Estimated)

18%

Strong Projected ROA

(2024 Estimated)

1.3%

10

Together, We Are Best-in-Class Pro Forma Financial Performance Relative to $2—$5 BN Asset Banks(1)

Franchise Combination Highlights

Combined Franchise Market Overview

Pro Forma Branch Map

LINK (10)
PTRS (21)
Connecticut
Pennsylvania
New York
Pittsburgh
Harrisburg
Philadelphia
New Jersey
Washington
Maryland
Salisbury
Richmond
Virginia

Superior Demographics vs. National Averages

Median Household Income, $ in 000s

$142
117
$116
$118
$74
Fairfax County (VA)
Charles County (MD)
Chester County (PA)
D.C. MSA
U.S. National Average

Sub $5 Billion Mid-Atlantic Banks[1]

Rank	Institution	# of Branches	Total Assets ($BN)	HQ
1	Mid Penn Bancorp, Inc.[2]	44	$4.9	PA
2	Carter Bankshares, Inc.	68	$4.2	VA
3	First Community Bankshares, Inc.[2]	53	$3.6	VA
4	Primis Financial Corp.	35	$3.6	VA
5	Peoples Financial Services Corp.	29	$3.6	PA
6	Blue Ridge Bankshares, Inc.	27	$3.1	VA
7	American National Bankshares Inc.	26	$3.1	VA
8	Orrstown Financial Services, Inc.	22	$2.9	PA
	Pro Forma Combined	**31**	**$2.8**	**PA**
9	ACNB Corporation	26	$2.5	PA
10	Citizens & Northern Corporation	29	$2.4	PA
27	Partners Bancorp	21	$1.7	MD
33	LINKBANCORP, Inc.	10	$1.2	PA

Pro Forma Deposits by State

DE 11%
VA 20%
MD 25%
PA[3] 44%
$2.4 BN Total Deposits

12

Combined Franchise Market Overview P ositioned in the Attractive Harrisburg-Philly-D.C / Baltimore Corridor Creates a Top 10 Community Bank in the Markets Served Pro Forma Branch Map Sub $5 Billion Mid-Atlantic Banks(1) Total # of Assets Rank Institution Branches ($BN) HQ Mid Penn Bancorp, Inc.(2) 44 $4.9 PA Carter Bankshares, Inc. 68 $4.2 VA First Community Bankshares, lnc.(2) 53 $3.6 VA Primis Financial Corp. 35 $3.6 VA Peoples Financial Services Corp. 29 $3.6 PA Blue Ridge Bankshares, Inc. 27 $3.1 VA American National Bankshares Inc. 26 $3.1 VA Orrstown Financial Services, Inc. 22 $2.9 PA Pro Forma Combined 31 $2.8 PA ACNB Corporation 26 $2.5 PA Citizens & Northern Corporation 29 $2.4 PA Superior Demographics vs. National Averages Median Household Income, $ in 000s Source: S&P Global Market Intelligence, FDIC. Note. FDIC Deposit data as of June 30, 2022. Shows top 10 major exchange-traded banks and thrifts with less than $5 billion in total assets headquartered in Virginia, Maryland, and Pennsylvania excluding merger targets and mutuals. 12 Pro forma for announced acquisitions not yet closed: MPB/BRBW, FCBC/SRYB. (3) Includes 3 branches and $159 million of deposits located in southern NJ from Bank of Delmarva’s acquisition of Liberty Bell Bank.

Diversified, Well-Balanced Loan Portfolio

Pro Forma Combined[1]

LINKBANCORP / Partners BANCORP

Residential[3]
22%
Multi-family
7%
$2.2 BN
Total
Loans
C&I[2]
33%
CRE[4]
34%
Consumer &
Other
4%

5.00%
2022Q4 Yield on Loans

Reserves as a % of Loans

Credit Mark Impact
Inclusive of CECL adoption
1.49%
1.16%
1.15%
1.08%
0.50%
Q4-22
LINKBANCORP
Q4-22
Partners BANCORP
@ Close
Peer Median[5]

13

Diversified, Weil-Balanced Loan Portfolio Pro Forma Combined(1) Well-balanced overall portfolio focused in CRE and C&I Both companies operate with a regional focus, including local credit officers Both companies have a track record of strong asset quality Combined company will be well-reserved Better than peer banks inclusive of fair value credit marks Provides room for combined entity to further grow the loan book Reserves as a % of Loans Source: S&P Global Market Intelligence. Note: Financial data as of or for the quarter December 31, 2022. (1) Excludes impact of purchase accounting adjustments and balance sheet and branch optimization strategy. (2) C&I includes Commercial and Industrial loans and Owner occupied CRE. (3) 13 Residential includes Residential Mortgage and Home Equity. (4) CRE includes Non-owner occupied and Construction. (5) Nationwide major exchange-traded banks and thrifts with most recent quarter total assets between $2 and $5 billion excluding merger targets, mutuals.

Attractive Funding & Strong Pro Forma Interest Rate Risk Profile

Low-Cost Pro Forma Deposit Franchise[1]

Noninterest-bearing Deposits 32%
Time Deposits 23%
$2.3 BN Total Deposits
IB Demand, Savings & MMDA 45%

0.62%
2022Q4 Cost of Total Deposits

7.1%
2022Q4 Wholesale Funding Ratio

Favorable and Balanced Interest Rate Risk Position

2022Q4 NIM vs. $2- $5 billion banks[2]

3.4%
3.8%
4.2%
Pro Forma Combined

14

Attractive Funding & Strong Pro Forma Interest Rate Risk Profile Low-Cost Pro Forma Deposit Franchise(1) Favorable and Balanced Interest Rate Risk Position LINK’S Professional Services group has been highly successful at generating low-cost deposits from title companies, law firms and property management firms, primarily in PA and MD Expansion to Delaware, NJ and Virginia presents significant opportunity to grow this specialized service and drive core deposits PTRS NIM expansion during this rate rise cycle is best-in-class Complementary interest rate risk profiles—LINK is more near-term liability sensitive (but longer-term asset sensitive) —PTRS is near-term and longer-term asset sensitive Together, the pro forma is more balanced and neutral Well-positioned in a “Fed Pivot” or “Higher-for-Longer” environment Source: S&P Global Market Intelligence. 14 (1) Excludes impact of purchase accounting adjustments and balance sheet and branch optimization strategy. Bank level regulatory data used. (2) Nationwide major exchange-traded banks and thrifts with most recent quarter total assets between $2 and $5 billion excluding merger targets, mutuals.

Impact on Our Constituencies & Key Stakeholders Our Shareholders... Our Borrowers / Depositors... Materially accretive to each entity’s EPS, ROA and ROE 100%+ dividend accretive to PTRS shareholders Potential for trading volume given larger market capitalization Sets the combined company up for an attractive valuation and acquisition currency for follow-on deals Wider product suite and customer service capabilities to benefit existing relationships on both sides Doubling of legal lending limit allows for larger loan hold sizes and opportunity to capture additional wallet share from existing customers Combined company can continue to invest in best-in-class technology and digital delivery channels Our Employees / Culture Like-minded culture and operating philosophy Continuation of regional go-to market business model with localized underwriting and credit decisions No footprint overlap creates highly complementary combination with a focus on “playing offense” as one entity Unified vision connects cultures across geographies and allows for retention of current team and enhanced ability to attract new talent Both entities have a shared history investing into the local communities they serve

Due Diligence & Key Financial Impacts

Comprehensive Due Diligence Process Thorough Diligence Led by LINK and Partners senior leadership teams Third party credit due diligence comprised of a significant sampling of both loan portfolios inclusive of all sectors Joint on-site due diligence provided insight into business lines, staffing structures, and underwriting practices Significant review of each company’s risk management, compliance and internal control systems, including CRA, fair lending, and BSA/AML Diligence Highlights 2,200+ 50+ Company Documents Individuals Involved Reviewed 50%+ On-Site of Each Loan Portfolio Reviewed by a Third Party joint Due Diligence Credit Team Meetings Conducted Key Focus Areas Extensive Credit Review Diligence by each bank’s credit teams supplemented by an independent third party review on each bank’s portfolios utilizing the same methodology & scoping 50%+ of each party’s loan portfolio was reviewed at the loan file level CECL methodology utilized in conjunction with fair value credit mark estimates Lending & Credit IT & Vendor Services Commercial Banking Technology Retail Banking Legal L oan & Deposit Ops Compliance Mortgage Banking Risk Management Technological Impact Experienced M&A Track Record Two previous merger of equals completed by both companies within the last 4 years Pro forma executive management team has completed over 12 M&A transactions Experienced integration team will be able to implement a combination of systems and talent to scale the organization across the Mid-Atlantic and Northeast LINKBANK has a nimble and innovative tech forward operating platform LINKBANK and each of the Partners banks utilize Jack Henry Silverlake core platform Opportunity to transition Partners physical data center to LINK cloud environment Ideally positioned to integrate the Partners’ bank subsidiary legacy systems 17

Key Merger Assumptions â– All stock transaction Structural Elements â– LNKB is the legal and accounting acquiror â–PTRS options rolled into LNKB options â– Consensus earnings estimates for LNKB ($13.7 million of net income in 2024) Standalone Earnings internal LNKB management estimates for PTRS ($14.4 million of net income in 2024) â–$13.8 million pre-tax ($13.8M or 32% of PTRS 2023E operating expense, represents approximately 18% of combined entities 2023E operating expenses) Estimated Cost Savings â– Assumes phase-in schedule: following anticipated close in Q3-2023, 50% will be realized for the remainder of 2023 and 100% thereafter Revenue Enhancements â– identified but not modeled $22.8 million pre-tax / $18.1 million after-tax Estimated Merger & Incorporates all cash and non-cash one-time deal expenses, including $1.4 million of stock grants being paid to certain PTRS Integration Costs employees as consideration for the existing change-in-control agreements Fully reflected in computation of pro forma tangible book value per share at closing AOCI of $13.1M pre-tax accreted through earnings over 5 years (straight-line) â–Gross credit mark: $14.6 million pre-tax (equivalent to 1.2% of projected loans at closing): Approximately $7.3 million 50% pre-tax on non-PCD credit mark, recorded as contra-loan discount (accreted over 6 years) and recorded as CECL day one provision Estimated Marks On— Approximately $7.3 million 50% pre-tax mark on PCD loans, recorded as loan reserves Balance Sheet Loan interest rate mark: $29.7 million, 3.2%, accreted over 6 years utilizing sum-of-year digits methodology Core deposit intangible: $27.1 million (equivalent to 2.50% of non-time deposits), amortized over 10 years utilizing sum-of-year digits methodology Rate mark on all other funding liabilities: $7.6 million accreted based on estimate remaining lives of individual liabilities Purchase accounting provides a unique opportunity to optimize the combined balance sheet Several strategies contemplated and modeled by the pro forma management team, including: Balance Sheet & Branch— Sale and re- positioning of PTRS available-for-sale security book (marked-to-market required regardless): will be re-invested at higher Optimization Strategy yields and/or utilized to fund loan growth from both entities Combination of branch office consolidations and divestitures contemplated; potential of 3 or more office closures and up to $150 million in deposits divested

Merger Synergies & Profitability Acceleration Achievable Cost Synergies $13.8 million in annual pre-tax cost saves— 18% of combined 2023E operating expense Inclusive of “add-backs” (dis-synergys) Excludes franchise & balance sheet optimization strategies LINK has invested since Day 1 to be a $3—$5 billion asset sized bank... this transaction accelerates asset growth and positions the company to reap the benefits of scale Noninterest Expense / Avg. Assets 2024 Estimated Composition by Type ~$5-6 million or ~35%-42% of total saves are derived from consolidation of the two PTRS bank subsidiaries (and are not dependent on a merger with LINK) Efficiency Ratio Driven by reduction in duplicative vendor and support staffing functions Migration to LINK’S new core system drives material efficiencies Combined executives have significant integration expertise 19 Source: S&P Global Market Intelligence Company Documents. Note: Consensus estimates as of February 21, 2023. (1) Nationwide major exchange-traded banks and thrifts with most recent quarter total assets between $2 and $5 billion excluding merger targets, mutuals.

Exceptional Economics and Risk/Reward Relative to Recent MOEs 2022—2023 YTD Comparable MOES In-line or Deal better than Metrics comparables? GAAP Acc/(Dil) to the Issuer: EPS Accretion ~23%+ ~24% 41% TBV Dilution ~(14%) ~(17%) ~(14%) TBV Earnback ~2.7 yrs ~3.6 yrs ~2.1 yrs Issuer Pro Forma Ownerhship ~44% ~58% ~60% Size-Adjusted TBV Dilution(2) ~(6%) ~(10%) ~(8%) Double digit TBV dilution is primarily driven by PTRS size relative to LNKB Cash Acc/(Dil) to the lssuer(3): EPS Accretion ~19% ~9% ~25% TBV Dilution ~(2%) ~(4%) ~(3%) TBV Earnback(4) ~0.6 yrs -1.7 yrs ~0.7 yrs Profitability Acceleration ROAA Improvement 40 bps+ 40 bps+ 37 bps+ ROATCE Improvement 480 bps+ 550 bps+ 450 bps+ Pro Forma TCE/TA ~7.9% ~7.2% ~7.5% Source: S&P Global Market Intelligence; Factset. Note: Market data as of February 21, 2023. Transaction metrics shown at close. (1) Pro forma ratios are estimates at deal closing estimates at closing including purchase accounting adjustments and balance sheet and branch optimization strategy and other merger adjustments. (2) Size-adjusted TBV dilution defined as TBV dilution multiplied by the pro forma ownership of the issuer in the transaction. (3) Excludes the impacts of all non-cash intangible 20 amortization, interest rate marks and income attributable to the accretion of the non-PCD credit mark; AOCI and HTM securities mark are considered cash adjustments given likelihood of selling the portfolio and re-deploying into higher yielding assets. (4) Includes earnings impact of CECL accretion.

Positioned for Upside Market Performance $2 -$5 BN Asset Sized Public Banks(2) Median Top Quartile Profitability(3) 2024 Estimated Core ROATCE ~18% 15% 17% Core ROAA ~1.3% 1.2% 1.4% Net Interest Margin ~3.6% 3.5% 3.8% Efficiency Ratio ~67% 58% 52% Fee Income/Revenue ~9% 15% 21% Balance Sheet and Capital at Close(4) @ Closing Loans/Deposits ~93% 92% 100% TCE/TA(5) ~7.9% ~8.1% 7.9% 8.9% Total Risk-Based (BHC)(5) ~13.2%—14.4% 13.9% 15.6% Implied Trading Multiples(6) $2 -$5 BN Asset Sized Banks Top Quartile Current 10 Yr. Avg. Price / TBV @ Closing 1.41x 1.63x 1.51x Trading Multiple Differential 15% 7% Price/2024 EPS 7.2x 9.9x 13.6x Trading Multiple Differential 38% 90% Source: S&P Global Market Intelligence; Factset. (1) Pro forma ratios are estimates at deal closing estimates at closing including purchase accounting adjustments and balance sheet and branch optimization strategy and other merger adjustments. (2) Nationwide major exchange-traded banks and thrifts with most recent quarter total assets between $2 and $5 billion excluding merger targets, mutuals. (3) Profitability metrics for LNkB/PTRS estimated as of first full year of pro forma operation, FY 2024; last twelve months as of most recent quarter for Peers. (4) Balance sheet and capital metrics for LNKB/PTRS are estimates at closing including purchase accounting adjustments and balance sheet and branch optimization strategy and other merger adjustments; as of most recent quarter for Peers. (5) Range 21 of results represents the respective capital ratios on a pro forma consolidated BHC basis at closing both inclusive and exclusive of estimated interest rate marks and AOCI. (6) Market data as of February 21, 2023.

Conclusion

Compelling Investment Thesis Material acceleration of each entity’s size, strength, profitability and shareholder value prospects Highly complementary: best-in-class loan growth engine meets a best-in-class funding franchise Uniquely positioned in the attractive and coveted Harrisburg > Philly > Baltimore > D.C. corridor Favorable post-closing trading liquidity dynamics High degree of shareholder value creation alignment with pro forma insider ownership of 30%+

Appendix

Loan Composition

LINKBANCORP

Residential [3]
22%
Multi-family
11%
C&I [2]
26%
$1.0 BN
Total
Loans
CRE [4]
33%
Consumer &
Other
8%

Loans ($000)	Balance	% of Total
CRE	$ 302,836	32.6%
Residential	203,881	22.0%
Multifamily	105,338	11.4%
C & I	245,538	26.5%
Consumer & Other	70,278	7.6%
Total Loans	$ 927,871	100.0%

Yield on Loans: 4.94%

Partners BANCORP

Residential [3]
21%
Multi-family
4%
C&I [2]
38%
$1.2 BN
Total
Loans
CRE [4]
35%
Consumer &
Other
2%

Loans ($000)	Balance	% of Total
CRE	$ 436,568	35.4%
Residential	262,663	21.3%
Multifamily	52,327	4.2%
C & I	462,872	37.5%
Consumer & Other	19,749	1.6%
Total Loans	$ 1,234,179	100.0%

Yield on Loans: 5.04%

Pro Forma Combined [1]

Residential [3]
22%
Multi-family
7%
C&I [2]
33%
$2.2 BN
Total
Loans
CRE [4]
34%
Consumer &
Other
4%

Yield on Loans: 5.00%

25

Loan Composition Pro Forma Combined (1) %of Loans ($000) Balance Total CRE $ 302,836 32.6% Residential 203,881 22.0% Multifamily 105,338 11.4% C&l 245,538 26.5% Consumer & Other 70,278 7.6% Total Loans $ 927,871 100.0% %of Loans ($000) Balance Total CRE $ 436,568 35.4% Residential 262,663 21.3% Multifamily 52,327 4.2% C&l 462,872 37.5% Consumer & Other 19,749 1.6% Total Loans $1,234,179 100.0% %of Loans ($000) Balance Total CRE $ 739,404 34.2% Residential 466,544 21.6% Multifamily 157,665 7.3% C& I 708,410 32.8% Consumer & Other 90,027 4.2% Total Loans $2,162,050 100.0% Source: S&P Global Market Intelligence. Note: Financial data as of or for the quarter December 31, 2022. Bank-level regulatory data used. 25 (1) Excludes impact of purchase accounting adjustments and balance sheet and branch optimization strategy. (2) C&I includes Commercial and Industrial loans and Owner occupied CRE. (3) Residential includes Residential Mortgage and Home Equity. (4) CRE includes Non-owner occupied and Construction.

Deposit Composition

LINKBANCORP

Time Deposits 28%
Noninterest-bearing Deposits 22%
$1.0 BN Total Deposits
IB Demand, Savings & MMDA 50%

Deposits ($000)	Balance	% of Total	Cost (%)
Noninterest-bearing Deposits	$ 208,259	21.6%	0.00%
IB Demand, Savings & MMDA	482,526	50.1%	1.35%
Time Deposits	271,473	28.2%	1.31%
Total	$ 962,258	100.0%	1.01%

Cost of Deposits: 1.01%

Partners BANCORP

Noninterest-bearing Deposits 40%
Time Deposits 19%
$1.4 BN Total Deposits
IB Demand, Savings & MMDA 41%

Deposits ($000)	Balance	% of Total	Cost (%)
Noninterest-bearing Deposits	$ 541,421	40.0%	0.00%
IB Demand, Savings & MMDA	553,325	40.9%	0.41%
Time Deposits	257,510	19.0%	1.48%
Total	$1,352,256	100.0%	0.35%

Cost of Deposits: 0.35%

Pro Forma Combined [(1)]

Time Deposits 23%
Noninterest-bearing Deposits 32%
$2.3 BN Total Deposits
IB Demand, Savings & MMDA 45%

Cost of Deposits: 0.62%

26

Deposit Composition Pro Forma Combined (1) % of Deposits ($000) Balance Total Cost (%) Noninterest-bearing Deposits $208,259 21.6% 0.00% IB Demand, Savings & MMDA 482,526 50.1% 1.35% Time Deposits 271.473 28.2% 1.31% Total $962,258 100.0% 1.01% % of Deposits ($000) Balance Total Cost (%) Noninterest-bearing Deposits $ 541,421 40.0% 0.00% IB Demand. Savings & MMDA 553.325 40.9% 0.41% Time Deposits 257,510 19.0% 1.48% Total $1,352,256 100.0% 0.35% % of Deposits ($000) Balance Total Cost (%) Noninterest-bearing Deposits $ 749,680 32.4% 0.00% IB Demand, Savings S MMDA 1,035,851 44.8% 0.94% Time Deposits 528,983 22.9% 0.00% Total $ 2,314,514 100.0% 0.62% Source: S&P Global Market Intelligence. Note: Financial data as of or for the quarter December 31, 2022. Bank-level regulatory data used. (1) Excludes impact of purchase accounting adjustments and balance sheet and branch optimization strategy. Pro Forma Financial Model Details Tangible book value per share dilution Millions of $ in Millions Basic Shares $ per share LINKRANCORP, Inc. LNKB TBV as of December 31,2022 $101.7 15.0 $6.80 (+) Net Income to common 6.1 (-) Dividends (3.4) (+) Change in Intangibles 0.2 (-) CECL Adoption (4.7) Standalone LNKB TBV at close (September 30, 2023) $99.8 15.0 $6.67 Closing Adjustments ft Pro forma TBV- Standalone LNKB TBV at close (September 30, 2023) $99.8 15.0 $6.67 (+) Stock consideration to PTRS 167.6 (-) Goodwill created (36.3) 20.7 (-) CDI created (27.1) (-) LNKB after-tax deal charges (3.8) (+) LNKB net proceeds from common equity raise at close 10.0 1.3 (-) ACL established on PTRS’s non-PCD loans, net tax (5.8) (+) Rolled Options 0.2 (+) Balance Sheet / Franchise Optimization 6.9 Pro forma LNKB TBV at close (September 30, 2023) $211.6 37.0 $5.72 $ dilution to LINKBANCORP, Inc. ($0.95) % dilution to LINKBANCORP, Inc. (14.3%) Tangible book value per share earnback(1) 2.7 Years 2024 Earnings per share accretion GAAP Cash Millions of ($M) ($M) Diluted Shares â– LNKB 2024E Standalone Net Income to Common $13.7 $13.7 15.0 PTRS 2024E Standalone Net Income to Common 14.4 14.4 18.0 Add-back of Net Amortization of LNKB Intangibles — 0.0 Combined Net Income to Common $28.1 $28.2 After-Tax Cash Adjustments Cost savings—fully phased-in, excl. CiC Expense $11.5 $11.5 Change-in-Control (CiC) Expense (0.3) (0.3) Benefit of Reversing PTRS’s CDI 0.4 Amortization of CDI, net of DTL (3.8) . Interest Expense / Cost of Capital for Cash Funding (0.3) (0.3) Interest Income on New Equity Issued at Close 0.3 0.3 impact of Balance Sheet / Franchise Optimization (1.5) (1.5) After-Tax GAAP Adjustments Non-PCD Loans—Accretable Credit Mark 1.0 Loans—Interest Rate Mark 6.4 AOCI—AFS Securities 2.6 2.6 Subordinated Debt (0.2)— Time Deposits (2.3)— FHLB Borrowings (0.1) Pro forma LNKB 2024E Net Income to Common $42.0 $40.6 37.2 LNKB 2024E Standalone EPS $0.91 $0.91

Pro forma consolidated regulatory capital at close BHC Bank-Level Leverage Ratio 8.3% 9.2% CET1 Capital Ratio 9.7% 10.6% Total Risk-Based Capital Ratio 13.2% 11.4% Source: S&P Global Market Intelligence, Company filings. Note: Financial data as of or for the quarter December 31, 2022; Market data as of February 21, 2023. (1) Pro Forma tangible book value per share crosses over and begins to exceed projected standalone LNKB tangible book value per share.

Thank You

Exhibit 99.4

LINKBANCORP, INC. and Partners Bancorp to Combine in Transformational Merger of Equals

Creating a Preeminent Mid-Atlantic Community Bank With Nearly $3 billion in Assets

CAMP HILL, Pa. and SALISBURY, Md. – February 22, 2023 – LINKBANCORP, Inc. (“LINK”) (NASDAQ: LNKB), parent company of LINKBANK, and Partners Bancorp (“Partners”) (NASDAQ: PTRS), a financial services company with two wholly-owned operating subsidiaries, The Bank of Delmarva and Virginia Partners Bank, announced today that they have entered into a definitive agreement under which the companies will combine in an all-stock combination, valued at approximately $167.8 million, based on LINK’s 10 day volume-weighted average price of $8.08 as of February 21, 2023.

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, Partners shareholders will receive 1.15 shares of LINK stock for each Partners share they own. Upon completion of the transaction, Partners shareholders will own approximately 56% and LINK shareholders, inclusive of shares issued in a concurrent private placement of common stock, will own approximately 44% of the combined company. In connection with the transaction LINK has completed a private placement common stock offering resulting in $10 million in gross proceeds. Once the merger transaction is completed, the combined organization will be a leading Mid-Atlantic community banking franchise with nearly $3 billion in assets and an expected $300+ million market capitalization.

The combined bank holding company will operate under the LINKBANCORP, Inc. name, and the combined bank subsidiary will operate as LINKBANK. Each of Partners’ subsidiary banks will merge with and into LINKBANK. The combined company will operate under LINK’s regional focused business model and Partners executives will lead the Delmarva/Maryland, Northern Virginia and Fredericksburg regions for the combined entity. The corporate headquarters of the combined bank holding company and combined bank entity will be located in Camp Hill, Pennsylvania, and will retain a major operating presence in both Salisbury, Maryland and Fredericksburg, Virginia. The combined company will trade under the LINKBANCORP, Inc. ticker symbol “LNKB” on The Nasdaq Stock Market.

John W. Breda, President, CEO, and Director of Partners Bancorp said, “This is an exciting combination that accelerates our strategic objectives to create the leading community bank headquartered in the Mid-Atlantic markets. Importantly, LINK shares our values and relationship-based and regional-focused business model. Our combined size and resources will significantly enhance our scale and ability to help customers through higher lending limits and greater investment in technology, and will increase career opportunities for employees. I very much look forward to partnering with the LINK team to grow our combined organization.”

Andrew S. Samuel, CEO and Vice Chairman of LINKBANCORP said, “This is a transformational partnership that will enhance what both banks are able to do for our team members, clients, investors and communities, while driving significant value for our shareholders. This merger significantly accelerates each entity’s size, profitability, and operating leverage. We look forward to bringing our companies together to better serve all stakeholders and achieve our mission of positively impacting lives.”

Governance and Leadership:

The combined company’s board of directors will have twenty-two directors, consisting of twelve directors from LINK and ten directors from Partners.

Joseph C. Michetti, Jr., LINK’s current Chairman, will continue to serve as Chairman of the combined company board of directors. Jeffery F. Turner, Partner’s current Chairman, will serve as Vice Chairman of the combined company board of directors until September 2024, when Mr. Turner will be appointed Chairman of LINK.

Under the leadership of Andrew Samuel, LINK’s Chief Executive Officer, the combined company will be led by a well-respected management team that is comprised of individuals with significant financial services and M&A integration experience.

Below is a summary of the pro forma leadership team:

• Andrew Samuel (LNKB)	CEO

• Carl Lundblad (LNKB)	President

• Kristofer Paul (LNKB)	CFO

• Brent Smith (LNKB)	LINKBANK President

• Tiffanie Horton (LNKB)	Chief Credit Officer

• Dee Bonora (LNKB)	Chief Technology Officer

• John Breda (PTRS)	Delmarva Market, CEO

• Adam Nalls (PTRS)	Northern Virginia Market, CEO

• David Talebian (PTRS)	Northern Virginia Market, President

• Wallace King (PTRS)	Greater Fredericksburg Market, President

Strategic Benefits of the Merger:

•	Enhances scale and builds upon complementary strengths

•	Scarcity value in highly coveted markets

•	Like-minded culture and operating philosophy

•	Wider product suite and customer service capabilities to benefit existing relationships on both sides

•	Shared history of investing in local communities

Financially Compelling to Both Sets of Shareholders:

•	23%+ GAAP EPS accretion in 2024 to LINK

•	50%+ GAAP EPS accretion in 2024 to Partners

•	2.7 years earnback time period of GAAP TBV dilution to LINK

•	0.6 years earnback time period of TBV dilution excluding AOCI/interest rate marks to LINK

•	~1.3% projected Pro Forma ROAA in 2024

•	~18% projected Pro Forma ROATCE in 2024

•	Accelerates LINK’s ROA in 2024 by 40+ bps

•	115% accretive to Partner’s current cash dividends per share

Timing and Approvals

The merger is expected to close in the third quarter of 2023, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

Advisors

Stephens Inc. is serving as exclusive financial advisor to LINK, and has rendered a fairness opinion to the board of directors of LINK. Luse Gorman, PC is serving as legal advisor to LINK.

Piper Sandler & Co. is serving as exclusive financial advisor to Partners Bancorp, and has rendered a fairness opinion to the board of directors of Partners. Troutman Pepper Hamilton Sanders, LLP is serving as legal advisor to Partners Bancorp.

Joint Investor Conference Call

LINKBANCORP and Partners Bancorp will hold a joint conference call to discuss the transaction at 10:00am ET on Thursday, February 23, 2023. To listen to the live call, please dial 1-877-270-2148 within the U.S. and 1-412-902-6510 for all other locations and ask to be joined to the LINKBANCORP, Inc. call. The link to the webcast is https://event.choruscall.com/mediaframe/webcast.html?webcastid=pB79hhiC.

About LINKBANCORP, Inc.

LINKBANCORP, Inc. was formed in 2018 with a mission to positively impact lives through community banking. Its subsidiary bank, LINKBANK, is a Pennsylvania state-chartered bank serving individuals, families, nonprofits and business clients throughout Central and Southeastern Pennsylvania through 10 client solutions centers and www.linkbank.com. LINKBANCORP, Inc. common stock is traded on the Nasdaq Capital Market under the symbol “LNKB”. For further company information, visit ir.linkbancorp.com.

About Partners Bancorp

Partners Bancorp is the holding company for The Bank of Delmarva and Virginia Partners Bank. The Bank of Delmarva commenced operations in 1896. The Bank of Delmarva’s main office is in Seaford, Delaware and it conducts full service commercial banking through eleven branch locations in Maryland and Delaware, and three branches, operating under the name Liberty Bell Bank, in the South Jersey/Philadelphia metro market. The Bank of Delmarva focuses on serving its local communities, knowing its customers and providing superior customer service. Virginia Partners Bank, headquartered in Fredericksburg, Virginia, was founded in 2008 and has three branches in Fredericksburg, Virginia and operates a full service branch and commercial banking office in Reston, Virginia. In Maryland, Virginia Partners Bank trades under the name Maryland Partners Bank (a division of Virginia Partners Bank), and operates a full service branch and commercial banking office in La Plata, Maryland and a Loan Production Office in Annapolis, Maryland. Virginia Partners Bank also owns a controlling stake in Johnson Mortgage Company, LLC, which is a residential mortgage company headquartered in Newport News, Virginia, with branch offices in Fredericksburg and Williamsburg, Virginia. For more information, visit www.partnersbancorp.com, www.bankofdelmarvahb.com and www.vapartnersbank.com.

LINKBANCORP, Inc. Contact

Andrew Samuel CEO 717-798-4230 asamuel@LinkBank.com

Partners Bancorp Contact

John W. Breda President, CEO, and Director 410-548-1100 (ext. 10233) jbreda@bankofdelmarva.com

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of LINK and Partners regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; LINK and Partners do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of LINK and Partners. Such statements are based upon the current beliefs and expectations of the management of LINK and Partners and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners; the outcome of any legal proceedings that may be instituted against LINK or Partners; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of LINK and Partners to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where LINK and Partners do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Partners’ operations and those of LINK; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; LINK’s and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by LINK’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of LINK and Partners; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on LINK, Partners and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of LINK’s and Partners’ Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of LINK’s and Partners’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and other reports LINK and Partners file with the U.S. Securities and Exchange Commission (the “SEC”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, LINK will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of LINK and Partners, which also constitutes a prospectus of LINK, that will be sent to shareholders of LINK and shareholders of Partners seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITYHOLDERS OF LINK AND PARTNERS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINK, PARTNERS AND THE PROPOSED

TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about LINK and Partners, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’s website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Partners will be made available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.”

PARTICIPANTS IN SOLICITATION

LINK, Partners, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding LINK’s directors and executive officers is available in its Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 22, 2022, and certain other documents filed by LINK with the SEC. Information regarding Partners’ directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on November 2, 2022, and certain other documents filed by Partners with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.